FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Required to Make Public

Pursuant to Article 24, Paragraph 1 of the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended, hereinafter the “Law”), the registrant filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan and five stock exchanges in Japan a Report on Securities for the 134th Fiscal Period from April 1, 2002 to March 31, 2003, prepared in the Japanese language, the English translation of which is attached hereto and constitutes a part hereof. Said Report on Securities was made public in Japan by the Kanto Local Finance Bureau and by those exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: July 23, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

[English summary with full translation of consolidated financial information]

Securities Report filed with the Japanese government

pursuant to the Securities and Exchange Law of Japan

From April 1, 2002 to March 31, 2003

(134th Term)

Komatsu Ltd.

349001

The present document is a printed version of the electronic Securities Report submitted to the Financial Services Agency utilizing the EDINET (Electronic Disclosure for Investors’ Network) system.

In principle, electronic securities reports are required to be submitted in the form of HTML text. This printed version was created using original data that had been converted into HTML text for the EDINET system.

1 Outline of the Company

1. Principal Business Indicators

(1) Consolidated basis

Business term	134th term	133rd term	132nd term	131st term	130th term
Accounting period	Year ended Mar. 2003	Year ended Mar. 2002	Year ended Mar. 2001	Year ended Mar. 2000	Year ended Mar. 1999
Net sales (Millions of yen)	1,089,804	1,035,891	1,096,369	1,055,654	1,061,597
Income (loss) before income taxes, minority interests and equity in earnings (Millions of yen) (Note 2)	12,905	(106,724)	20,064	19,395	(9,604)
Net income (loss) (Millions of yen)	3,009	(80,621)	6,913	13,395	(12,378)
Shareholders’ equity (Millions of yen)	395,366	395,143	474,257	490,454	495,643
Total assets (Millions of yen)	1,306,354	1,340,282	1,403,195	1,375,280	1,524,600
Shareholders’ equity per share (Yen) (Note 3)	398.34	414.02	497.12	507.26	511.54
Net income (loss) per share (Yen) (Note 4)	3.09	(84.46)	7.24	13.85	(12.77)
Diluted net income (loss) per share (Yen) (Note 5)	3.09	(84.46)	7.24	13.76	(12.77)
Equity ratio (%)	30.3	29.5	33.8	35.7	32.5
Earnings on equity (%)	0.8	(18.5)	1.4	2.7	(2.4)
Price earnings ratio (Times)	141.1	—	79.6	35.2	—
Net Cash provided by operating activities (Millions of yen)	48,257	60,321	69,976	34,224	34,346
Net Cash provided by (used in) investing activities (Millions of yen)	(36,018)	(16,933)	(35,142)	18,880	(64,003)
Net Cash provided by (used in) financing activities (Millions of yen)	18,846	(40,455)	(75,863)	(61,565)	6,614
Term-end balance of cash and cash equivalents (Millions of yen)	76,152	45,392	39,760	80,476	87,301
Number of employees	30,666	30,760	32,002	28,522	31,785

Notes:	1. Amounts equivalent to consumption taxes are not included in the net sales figure.
2.	The Company prepares the financial statements in accordance with US GAAP, based on “Rules and Regulations on Terminology, Formats and Methods for Preparation of Consolidated Financial Statements” (1976 Finance Ministry Ordinance No. 28) Article 87, under which the category of ordinary income, which usually appears on the above table, is not recognized. In place of ordinary income, as a principal performance indicator, the Company has adopted income (loss) before income taxes, minority interests and equity in earnings on the statements of income.
3.	Calculated based on the number of ordinary shares issued and outstanding as of the term-end.
4.	Calculated based on the average number of ordinary shares outstanding during the term.
5.	Calculated based on weighted average number of ordinary shares outstanding assuming that convertible bonds are fully converted. Amounts for diluted net income (loss) per share are same as net income (loss) per share, as no dilution was recognized.

2. Lines of businesses

The consolidated financial statements for the reporting term of the Company were prepared in conformity with US GAAP based on “Rules and Regulations on Terminology, Formats and Preparation Methods of the Consolidated Financial Statements” (1976 Ministry of Finance Ordinance No.28) Article 87. Disclosure was made for subsidiaries and affiliates in accordance with US GAAP, based on the consolidated financial statements in question. The same principle shall be applied to Section 2 Review of Operations and Section 3 Investment in Equipment.

The Komatsu Group comprises the parent company, 125 consolidated subsidiaries, and 49 affiliates under the equity method.

The following chart shows the principal business lines engaged in by the Group, and the significant group companies involved in those businesses. The same classification method has been adopted as that used in the Segment Information section.

Division	Principal Products and Business	Major Companies

Construction & Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders

The filing company; Komatsu Zenoah Co.; Komatsu Hokkaido Ltd., and other 12 sales companies; Komatsu Rental Tokyo Ltd. and other 10 rental companies; Komatsu Used Equipment Corp.; Komatsu Diesel Co., Ltd.; Komatsu Safety Training Center Ltd.; Komatsu Castex Ltd.; Komatsu Metal Ltd.; Komatsu America Corp.; Komatsu Latin-America Ltd.; Modular Mining Systems, Inc.; Hensley Industries, Inc.; Komatsu do Brasil Ltda.; Komatsu Mexicana de C.V.; Komatsu Cummins Chile Ltda.; Komatsu Europe International N.V.; Komatsu Mining Germany GmbH; Komatsu UK Ltd.; Komatsu Hanomag AG; Komatsu Utility Europe S.p.A.; Komatsu Italia S.p.A.; Komatsu France S.A.; Komatsu Europe Coordination Center N.V.; Komatsu Southern Africa (Pty) Ltd.; Komatsu Asia & Pacific Pte Ltd; Komatsu Indonesia Tbk; Bangkok Komatsu Ltd.; Komatsu Shantui Construction Machinery Co., ltd.; Komatsu (Changzhou) Construction Machinery Corp.; Komatsu (Changzhou) Foundry Corp.; Komatsu (China) Ltd.; Komatsu Australia Holdings Pty., Ltd.; Komatsu Australia Pty. Ltd. and other 24 subsidiaries

(Total 81 companies)

Loading Equipment	Wheel loaders, mini wheel loaders, and skid-steer loaders
Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers
Hauling Equipment	Dump trucks and crawler carriers
Tunneling machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines
Recycling Equipment	Mobile debris crushers, mobile soil recycles and mobile tub grinders
Other Equipment	Rough-terrain cranes, reach tower cranes, and railroad maintenance equipment
Engine and Components	Diesel engines, diesel generator sets, and hydraulic equipment
Casting Products	Steel castings and iron castings

Electronics

Electronic Materials	Silicon wafers and polycrystalline silicon

The filing company, Komatsu Electronic Metals Co., Ltd., Komatsu Semiconductors Corporation, Komatsu Electronics, Inc., Komatsu Silicon America, Inc., Advanced Silicon Materials LLC, Komatsu Silicon Europe N.V., Formosa Komatsu Silicon Corp.

(Total 8 companies)

Communication Equipment and Control Equipment	Network related products, LAN peripheral equipment, mobile terminals for control systems, and vehicles controller
Temperature Control Equipment	Thermoelectric modules and manufacturing-related thermo electric semiconductor devices

Others

Metal Forging and Stamping Presses	Large sized presses, middle and small sized presses, forging presses and AC-servo presses

The filing company, Komatsu Zenoah Co., Komatsu Machinery Corp., Komatsu Industries Corp., Komatsu Artec Ltd., Komatsu America Industries LLC, Komatsu Folklift Co., Ltd., Komatsu Logistics Corp., Komatsu House Co., Ltd., Komatsu Engineering Corp., Komatsu General Services Ltd., Komatsu Business Support Ltd., Komatsu finance America Inc., Komatsu finance (Netherlands) B.V., and other 27 subsidiaries

(Total of 41 companies)

Sheet-metal Machines and Machines Tools	Press brakes, shears, gatling press centers, laser cutting machines, fine plasma cutting machines, and crankshaft millers
Industrial vehicles, Logistics	Forklift, packing and logistics
Defense Systems	Ammunition and armored personnel carriers
Others	Commercial-use-prefabricated structures for businesses, construction waste recycling plants

Note:	The number of major companies is the total of the filing company and its consolidated subsidiaries.

Komatsu Group Organizational Chart

Customers
Sales, Services and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
<Construction & Mining Equipment>
Komatsu Zenoah Co.
Komatsu Diesel Co., Ltd.
Komatsu Used Equipment Corp.
Komatsu Castex Ltd.
Komatsu Safety Training Center Ltd.
Komatsu Metal Ltd.
Komatsu Cummins Engine Co., Ltd.
Komatsu Shearing Co., Ltd.
Komatsu Hokkaido Ltd.
Komatsu Tokyo Ltd.
Komatsu Nishi Nihon Ltd.
Komatsu Rental Tokyo Ltd.
Komatsu Rental Chugoku Ltd.
and other 52 companies
<Electronics>
Komatsu Electronic Metals Co., Ltd.
Komatsu Electronics, Inc.
Komatsu Semiconductors Corporation
GIGAPHOTON, Inc.
<Others>
Komatsu Forklift Co., ltd.
Komatsu Industries Corporation
Komatsu Machinery Corporation
Komatsu Artec Ltd.
Komatsu Logistics Corp.
Komatsu House Co., Ltd.
Komatsu Engineering Corp.
Komatsu General Services Ltd.
Komatsu Business Support Ltd.
QUALICA, Inc.
and other 29 companies
Supply of products and components
Supply of raw materials
Supply of products and components
Supply of components
Supply of products and components
Supply of products
[The Americas]
Komatsu America Corp.
<Construction & Mining Equipment>
Modular Mining Systems, Inc.
Komatsu Latin-America Ltd.
Komatsu Mexicana de C.V.
Komatsu do Brasil Ltda.
Komatsu Cummins Chile Ltda.
and other 18 companies
<Electronics>
Komatsu Silicon America, Inc.
Advanced Silicon Materials LLC
Solar Grade Silicon LLC
<Others>
Komatsu America Industries LLC
Komatsu Finance America Inc.
and other 4 companies
Supply of products and components
Supply of products
[Asia, Oceania and Africa]
Komatsu (China) Ltd.
Komatsu Australia Holdings Pty., Ltd.
<Construction & Mining Equipment>
Komatsu Asia & Pacific Pte Ltd
Komatsu Indonesia Tbk
Bangkok Komatsu Ltd.
Komatsu (Changzhou) Construction Machinery Corp.
Komatsu (Changzhou) Foundry Corp.
Komatsu Shantui Construction Machinery Co., Ltd.
Komatsu Australia Pty. Ltd.
Komatsu Southern Africa (Pty) Ltd.
L&T-Komatsu Limited
and other 5 companies
<Electronics>
Formosa Komatsu Silicon Corporation
<Others>
4 of manufacturing & sales companies
Supply of products
Supply of components
[Europe]
Komatsu Europe International N.V.
<Construction & Mining Equipment>
Komatsu Europe Coordination Center N.V.
Komatsu UK Ltd.
Komatsu Hanomag AG
Komatsu Utility Europe S.p.A.
Komatsu Italia S.p.A.
Komatsu Mining Germany GmbH
Komatsu France S.A.
and other 1 company
<Electronics>
Komatsu Silicon Europe N.V.
<Others>
Komatsu Finance (Netherlands) B.V.
and other 1company
Supply of products and components
[Legend Symbols]
Consolidated Subsidiaries
Affiliated Companies Accounted for by the Equity Method

(As of March 31, 2003)

3. Employees

(1) Group (on a consolidated basis)

As of March 31, 2003

Business segment	Number of Employees
Construction & mining equipment	20,791
Electronics	3,106
Others	6,335
Inter-segment (all companies)	434
Total	30,666

Notes:	1. Number of employees refers to employees currently working. Casual employees are omitted as they amount less than 10% of total employees.
2.	Number of employees under “Inter-segment (all companies)” refers to employees working for administrative departments who cannot be classified into specific business segments.

2 Review of Operations

1. Outline of Business

(1) Business Results

Komatsu achieved consolidated net sales of ¥1,089.8 billion in the year under review, representing an increase of 5.2% from the previous fiscal year. Operating income totaled ¥33.1 billion compared with an operating loss of ¥13.2 billion in the previous year, and net income was ¥3.0 billion compared with a net loss of ¥80.6 billion in the previous year.

The following is a review of each business segment.

[1]	Construction and Mining Equipment

In the construction and mining equipment segment, sales totaled ¥774.4 billion, up 4.9% from the previous year, and operating profit of this segment was ¥28.9 billion, representing an increase of 3,190.5%.

The degree of the decline in demand within Japan tended to diminish during the second half, but the overall decline during the full term was nearly 15%.

The Company endeavored to secure sales by introducing its GALEO-series models, centered on its mainstay hydraulic excavators, while in its rental business it devoted considerable effort to the rental of comprehensive equipment and facilities for civil engineering works by Group rental companies. In the field of selling used equipment, overseas demand was buoyant, particularly in other Asian countries, and this was catered to by an active program of auctions of used equipment, primarily by Komatsu Used Equipment Corp. The Company addressed structural change in the Japanese market by revising its sales structure, including by broadening the areas covered by distributors. However, these steps were not sufficient to compensate for the fall in demand, and sales registered a decline.

In North America, demand for construction equipment declined for the fourth consecutive year, causing sales to fall below their previous year level. Steps were taken there to build an efficient operating structure by eliminating and amalgamating local subsidiaries, and product development and product support capabilities were enhanced through the establishment of the North American Development Center and a training center. Komatsu also made progress with the strengthening of its distributors and the introduction of the GALEO series into the market, while in the utility (compact) equipment field it placed emphasis on marketing backhoe loaders produced in the U.S. and skid steer loaders designed for the North American market. In the mining equipment business Komatsu’s activities included vigorous marketing of large bulldozers and other equipment in order to expand market share and to increase its Repair & Maintenance contracts. Nevertheless, sales of mining equipment declined from the previous year under the strong impact of the decline in demand for off-highway dump trucks.

In Europe there was a steep fall in demand in Germany, the largest European market, and in France, and thus in spite of continuing robust demand in other countries, overall European demand registered negative growth, as was the case in the previous year. Against this backdrop, Komatsu conducted vigorous programs of sales and service activities that focused on new models of hydraulic excavators and wheel loaders, and skid steer loaders and other equipment developed in Europe. As a result, the Company steadily increased market share in spite of the shrinking demand, and achieved sales growth.

In China, where demand increased substantially during the year, Komatsu achieved a strong rise in sales, particularly of hydraulic excavators produced by Komatsu Shantui Construction Machinery Co., Ltd. The Komatsu Group’s holding in this Chinese company was raised to 60% in August 2002, changing its status to that of a consolidated subsidiary, and in 2003 it embarked upon the production and sale of the PC200 hydraulic excavator, a new model in the GALEO series. The Company also took steps to enhance its capability for local procurement of parts and the further reduction of manufacturing costs. It did so by establishing two joint-venture parts manufacturers through joint investment with a Chinese partner and a Japanese supplier, one for cabs and the other for large metal parts. Meanwhile Komatsu (China) Ltd., our regional headquarters, gave priority to strengthening the capabilities of its distributors in the spheres of sales and after-sales service.

In Southeast Asia, demand remained stable in Indonesia, the largest market of the region, and expanded substantially in Thailand. In this environment Komatsu recorded robust sales of equipment in its GALEO series, achieving a particularly large increase in the market share of its hydraulic excavators. Komatsu has already built an effective manufacturing structure and excellent collaborative relationships with powerful distributors in this region, and as a result was able to record sales growth well in excess of the pace of growth in demand.

Demand grew strongly in Oceania and the Middle East, which Komatsu supplies primarily through exports from Japan, but demand in Africa declined from the previous year. In these regions there is demand for an extensive range of products, such as hydraulic excavators, bulldozers, wheel loaders and dump trucks, and therefore the Company was able to capitalize on its advantage of being a full-line manufacturer, enabling it to achieve strong sales growth in each of these regions.

Total production in the construction and mining equipment segment increased 1.7% from the previous year, to approximately ¥743.3 billion on a consolidated basis, in terms of selling prices.

[2]	Electronics

Consolidated sales in the electronics segment totaled ¥85.3 billion, up 10.8% over the previous year, and the operating loss of this segment shrank to ¥0.8 billion, down from ¥14.9 billion in the previous year. On a non-consolidated basis, sales declined from the previous year, principally as a result of falls in sales of communications equipment and control and information equipment.

The market for silicon wafers moved back onto a recovery track in the first half of the year under review, but fell after peaking in the summer of 2002, and subsequently remained stalled. Given this situation, Komatsu Electronic Metals Co., Ltd. took measures to secure earnings and to reinforce its corporate strengths. These were aimed at enhancing the competitiveness of its products, primarily of its mainstay 200 mm wafers, and improving the efficiency of its production of discrete wafers, and were combined with sales and service operations fine-tuned to specific customer needs. These enabled the Company to achieve earnings growth.

Formosa Komatsu Silicon Corporation, a joint venture with a local partner in Taiwan, expanded its sales channels in Taiwan and other parts of Asia, increased its ratio of prime wafers, and high-value-added annealed wafers to its product range. These, combined with efforts focused on securing earnings, enabled Formosa Komatsu Silicon to move into profit in the second half of the year under review. In consequence, the consolidated results of Komatsu Electronic Metals underwent a considerable improvement, making a major contribution to the improvement of the earnings of the Electronics segment. In response to the ongoing growth of the market for 300 mm wafers, Komatsu Electronic Metals has continued to develop technologies for improving quality and for mass production, and it is undertaking capital investment within the scope of its cash flow for the purpose of boosting its current monthly production capacity of 10,000 units to approximately 45,000 units by fiscal 2006.

In the United States, Advanced Silicon Materials LLC (ASiMI) reduced production capacity by consolidating its plants at the end of the previous fiscal year, and sales for the year declined from the previous year. ASiMI has specialized in high-margin products and has benefited from reduced fixed costs resulting from the consolidation of its plants, and although it posted a loss, this nevertheless represented a substantial improvement from the bottom reached in the previous year.

Komatsu Electronics, Inc. devoted particular attention to expanding sales of temperature control equipment for semiconductor manufacturing. Conditions remained difficult, however, owing to the persistent absence of a recovery by the North American market for fiber-optic telecommunications, and slack sales of thermoelectric modules.

Total production in the electronics segment increased 13.2% from the previous year, to approximately ¥73.8 billion on a consolidated basis, in terms of selling prices.

[3]	Others

Consolidated sales in other segments totaled ¥274.5 billion, up 3.6% over the previous year, and operating income of this segment totaled ¥8.8 billion, up 77.6%.

On a non-consolidated basis, sales of large presses declined from the previous year, reflecting increasingly intense global competition among Japanese and foreign press builders. Meanwhile sales to Japan’s Defense Agency accelerated in the second half and expanded for the year.

Komatsu Forklift Co., Ltd. engaged in vigorous sales activity for new models of its mainstay engine-driven forklift trucks in the LEO-NXT series, and also for battery-driven forklift trucks and Linde-made models. In Japan, where demand remained slack throughout the year, the Company secured sales at about the same level as in the previous year. Komatsu increased sales overseas, particularly to China and Southeast Asia, and the earnings of its subsidiary in the United States improved significantly. Bolstered by the additional impact of reductions in fixed costs, the Company achieved increases in both sales and profits.

Komatsu Industries Corporation achieved a large increase in sales of presses amid sluggish demand in the Japanese market, in particular through sales of such models as the newly introduced compact H1F Hybrid AC Servo Press Series. Export sales of presses also increased firmly, especially to China and Southeast Asia. Amid the harsh market environment for sheet metal machinery, the company concentrated management resources on the development and sale of strategic products such as Gatling press centers and twister fine plasma cutting machines. As a result, Komatsu Industries recorded its third consecutive year of growth in both sales and profits.

In its agricultural and forestry equipment business, Komatsu Zenoah Co. experienced a decline in demand within Japan. Nevertheless, it achieved brisk sales of brushcutters and chainsaws equipped with EZ Start capabilities, which improve ignition significantly, and also rapid growth in sales of innovative new knapsack-type brush-cutters. Overseas, the company increased sales during the year, as in spite of a decline in demand in North America, demand in Europe, China and Southeast Asia was firm. With respect to its two-stroke engines, which are competitive in terms of environmental friendliness, Komatsu Zenoah endeavored to expand business in North America, its biggest market. As a result of these efforts, the company achieved record-high sales in its agricultural and forestry equipment business.

The following is a review of consolidated segment results by region.

[1] Japan

Sales in Japan totaled ¥719.8 billion, up 4.3% from the previous year, and operating income of this reagion was ¥25.7 billion, up 19,706.1%. In the construction and mining equipment segment, both sales and profits were over the previous year, fueled by growth in demand in regions supplied mainly by exports from Japan. The electronics segment benefited from the recovery in demand for silicon wafers in the first half of the year under review, and both sales and profits showed growth. In other businesses, sales of large presses declined, but there was an overall increase in both sales and profits, bolstered by substantial growth in overseas sales of Komatsu Zenoah’s hydraulic equipment.

[2] The Americas

Sales in the Americas totaled ¥268.0 billion, down 5.7% from the previous year, and the operating loss of this region was ¥1.9 billion, compared with an operating loss of ¥10.5 billion in the previous year. In the construction and mining equipment segment, sales and profits were both impacted strongly by the fall in demand for mining equipment. In the electronics segment there was a substantial improvement in earnings as a result of the specialization by Advanced Silicon Materials in high-value-added products and the reduction of fixed costs through the consolidation of its plants. However, this was insufficient to move this segment into profit. The net result of these developments was that overall operations in the Americas registered an operating loss, as was the case in the previous year.

[3] Europe

Sales in Europe totaled ¥142.4 billion, up 20.8% from the previous year, while operating income of this region was ¥2.7 billion, representing a fall of 9.2%. In the construction and mining equipment segment, in the face of a decline in market demand, the Company continued its efforts to increase earnings and market share through the introduction of new products. In consequence, sales registered increase, but profits suffered a decline.

[4] Other regions

In other regions the Company achieved ¥149.6 billion consolidated sales, up 45.4% from the previous year, and ¥8.9 billion operating income of this region, compared with a previous year ¥0.3 billion operating loss of this region. In the construction and mining equipment segment, demand in China continued to rise at a faster-than-expected pace, accompanied by growth in demand in Southeast Asia, Oceania, and the Middle East. As a result, sales and profits were well up on the previous year. On the other hand in the electronics segment Formosa Komatsu Silicon Corporation moved into profit in the second half, but posted a modest loss for the year as a whole.

(2) Cash Flow

During the year under review, consolidated cash and cash equivalents increased by ¥30.7 billion from the end of the previous fiscal year, to ¥76.1 billion, including an increase of ¥5.3 billion resulting from a change in the scope of consolidation of consolidated subsidiaries.

Net cash provided by operating activities totaled ¥48.2 billion as the recovery in business performance offset payments of early-retirement benefit as part of the Reform of Business Structure project during the previous fiscal year. Net cash used in investing activities totaled ¥36.0 billion, down by ¥19.1 billion from the previous year, as the result of factors such as investments in production and sales facilities and purchases of leased assets. Net cash provided by financing activities increased ¥59.3 billion, to ¥18.8 billion, mainly reflecting the issuance of ¥30 billion of straight bonds to provide against the instability in the financial environment.

2. Status of Production, Orders, and Sales

The products manufactured and sold by the Komatsu Group cover an extensive range and are of numerous types and models, and the same product type may not necessarily be uniform in terms of factors such as capacity, structure, and configuration. Furthermore there are many products that are not of the type for which orders can be placed and the product manufactured on that basis. Accordingly, the scale of production and scale of orders are not indicated in terms of their value and quantity broken down by business segment. In view of this, the status of production, orders, and sales is shown in relation to the results in each individual business segment in “1. Outline of Business” above.

3. Issues to be Addressed

Komatsu has set out the following four medium-term business strategies, and in line with these it is implementing a variety of measures directed at enhancing its growth and its corporate strengths.

1)	New growth strategy for the construction and mining equipment business,

2)	Reduction of environmental stress and expansion of environmental business,

3)	Focused attention to business in which Komatsu can maintain a technological edge on a global scale, and

4)	Attainment of competitive advantage by deploying IT or e-Komatsu.

        Economic activity increased in China and other parts of Asia during the year under review, but the operating environment was very harsh in other major markets. In Japan, for example, the pace of public investment was sluggish and share prices plunged, and economic recovery was delayed in Europe and the United States. Komatsu countered this situation by taking steps to restore profitability and revive its business performance. To achieve that it has been pursuing its Reform of Business Structure project, the cornerstones of which are a new growth strategy for its mainstay construction and mining equipment business, cuts in fixed costs, and substantial reductions of production costs. These efforts are now steadily achieving results.

To ensure that these results are placed on a firm footing, and to realize a V-shaped recovery in business performance, Komatsu will be addressing the following five issues.

[1]	To accelerate the implementation of the new growth strategy for the construction and mining equipment business

The Japanese market for construction equipment is undergoing structural change, but the U.S. and European markets are generally cyclical, and are stable over the medium to long term. Given the additional demand from infrastructure development in such areas as China, other parts of Asia, and the Middle East, the construction and mining equipment business can be expected to sustain overall growth.

Given these circumstances, based on its global sales and service networks, Komatsu and regional headquarters will play a central role in reinforcing the competitiveness of each local base, and will also devote their efforts to expanding parts business and entering new markets and fields with growth potential, such as Working Gear (e.g. special application equipment and attachments), the environment, and components.

In Japan, in addition to launching new products the Company will devote attention to expanding business in downstream fields that follow the sale of new equipment, such as rentals, used equipment, and parts and service. Komatsu is determined to develop a business model for the unified circulation of construction equipment in the form of new, rental and used equipment as soon as possible, and make this the pacesetter for construction and mining equipment business globally.

[2]	To reinforce its competitiveness based on the “Spirit of Manufacturers” commitment

It is important for Komatsu to continue its reforms based on its “Spirit of Manufacturers” commitment, in order to enhance its competitiveness as a manufacturer. Komatsu will continue to focus its efforts on achieving the highest level of cost competitiveness in each region, and on developing products with unique and unrivaled features that totally outclass competitors. In Japan the Company manufactures competitive products thanks to factors such as skills and technologies accumulated over many years, collaboration with other suppliers, and improvements resulting from creative ideas put forward by employees. By transferring these technologies and know-how to overseas manufacturing subsidiaries and supporting them, the Company is enhancing its competitiveness overseas.

Product development and model renewal offer ideal opportunities for Komatsu to reduce costs substantially. It is dedicated to achieving impressive results through the unified teamwork of employees in all areas: development, design, procurement, production, sales and service.

[3]	To facilitate the selective focus undertaking

In light of limitations on management resources, it is not easy for a single company to persistently generate stable profits in a large number of different fields of business in the face of global competition. In every operating division and affiliated company the Komatsu Group will pursue a policy of selection and concentration, by evaluating whether it is able to differentiate its products through technological advantage and whether it is generating sufficient return on investment, and based on this, by studying the optimum methods for developing the relevant businesses.

[4]	To reinforce the foundation for competitiveness

The basics of competitiveness are technological capabilities, a strong financial structure, and readiness among our employees to take on any challenge.

To push ahead with its reforms based on the “Spirit of Manufacturers”, it is essential for Komatsu to enhance its technological capabilities constantly, and thus it will continue to invest in the development not only of contemporary technologies, but also of leading-edge technologies for the future. As for strengthening its financial structure, the Company will persist with the efforts it has been making hitherto to build a lean but strong financial structure, so as to make it possible to conduct sound management. In addition, in an age of abrupt change the Company will create an organization that is flexible and agile, and in which every employee possesses the will to take on any challenge.

[5]	To further improve corporate governance

Komatsu has for some time endeavored to ensure the neutrality and soundness of management by forming a Board of Auditors with two external and two internal auditors as members. In 1999 the Company reduced the number of directors on its Board of Directors, creating a structure under which board members have been able to discuss key management issues more thoroughly for quicker decision-making. At the same time, a director from outside the Komatsu Group was invited to join the board to ensure transparency and objectivity of management. In the same year, the Company also established its independent Compensation Committee, which is staffed mainly by people from outside the Komatsu Group. In addition, the Company endeavors to ensure that all employees of the Komatsu Group observe not only laws and regulations, but also “Komatsu’s Code of Worldwide Business Conduct,” which was laid down with global application in 1998.

Komatsu has been devoting further efforts to establish corporate ethics and assure soundness of management, in addition to improving management efficiency. Its aim has been to maximize the corporate value of the Komatsu Group, and to become a company that enjoys even greater confidence among shareholders and all other stakeholders.

With the ambitions embodied in the slogan “Spirit of Manufacturers” at its core, Komatsu has a clear direction in which to point itself: the creation of products (hardware and software) that are appreciated by customers, and through that the generation of profits and the attainment of corporate growth. Armed with confidence and a sense of mission, not only the management, but all Komatsu Group employees around the world are pooling their wisdom to achieve these aims.

4. Important Agreements and Other Matters

[1]	In April 2002, Komatsu concluded a basic understanding with Hitachi Construction Machinery to commence studies for future collaboration in production and procurement, primarily of components used in construction and mining equipment, with the prime objective of further enhancing cost competitiveness. As a result of the studies conducted by the two companies under this agreement, in October 2002 Komatsu concluded a basic agreement with Hitachi Construction Machinery on the specific areas in which to pursue collaboration.

[2]	In May 2002, Komatsu and Komatsu Forklift Co., Ltd. concluded the share-exchange agreement outlined below for the purpose of ensuring more flexible management in the forklift business, in which global competition is growing increasingly intense.

(1)	Nature of share exchange

The share exchange transformed Komatsu Forklift into a wholly-owned subsidiary of Komatsu, and Komatsu into the parent company owning 100% of its stock.

(2)	Date of share exchange

October 1, 2002

(3)	Method of share exchange

Komatsu issued a total of 23,690,638 new shares of common stock, and allotted them to all shareholders recorded in Komatsu Forklift’s register of shareholders on the day immediately preceding the date of the share exchange. However, there was no allotment of the Company’s common stock with respect to the 63,917,151 shares of Komatsu Forklift’s stock held by the Company.

(4)	Share-exchange ratio

One share of the Company’s stock for 0.394 of a share of Komatsu Forklift’s stock. (Allotment of 0.394 of a Komatsu share for 1 Komatsu Forklift share.)

[3]	In May 2002, Komatsu and Komatsu Zenoah Co. concluded the share-exchange agreement outlined below for the purpose of further deepening collaboration in development and production capabilities, and of further enhancing operating efficiency and maintaining cost-competitiveness

(1)	Nature of share exchange

The share exchange transformed Komatsu Zenoah into a wholly-owned subsidiary of Komatsu, and Komatsu into the parent company owning 100% of its stock.

(2)	Date of share exchange

October 1, 2002

(3)	Method of share exchange

Komatsu issued a total of 16,131,721 new shares of common stock, and allotted them to all shareholders recorded in Komatsu Zenoah’s register of shareholders on the day immediately preceding the date of the share exchange. However, there was no allotment of the Company’s common stock with respect to the 29,185,541 shares of Komatsu Zenoah’s stock held by the Company.

(4)	Share-exchange ratio

One share of the Company’s stock for 0.658 of a share of Komatsu Zenoah’s stock. (Allotment of 0.658 of a Komatsu share for 1 Komatsu Zenoah share.)

[4]	In May 2002, Komatsu concluded a basic agreement with Linde AG of Germany to further tighten the building of a global cooperative relationship in forklift business that had been agreed in May 2000 between the two companies and Komatsu Forklift Co., Ltd., and to include the transformation of Komatsu Forklift into a joint-venture company. In accordance with that basic agreement, in November 2002 Komatsu and Linde AG concluded the joint-venture agreement.

[5]	In July 2002, Komatsu concluded an agreement with regard to Komatsu Shantui Construction Machinery Co., Ltd., (“Komatsu Shantui”), a manufacturing and sales company for construction equipment formed as a joint-venture with Shantui Construction Machinery Co., Ltd. (“Shantui”) of China, to alter the holding ratios of the joint-venture partners. Under this agreement, 20% of Shantui’s 50% holding in Komatsu Shantui was purchased by Komatsu’s wholly owned subsidiary Komatsu (China) Ltd. (“Komatsu China”), with the result that in August 2002, Komatsu’s and Komatsu China’s combined holding in Komatsu Shantui rose to 60%.

[6]	In September 2002, Advanced Silicon Materials LLC (ASiMI), Komatsu’s consolidated subsidiary in the United States, concluded a joint-venture agreement with Silicon Technologies AS, a subsidiary of Renewable Energy Corporation AS of Norway, establishing the joint venture Solar Grade Silicon LLC for the purpose of the manufacture and sale of polycrystalline silicon for solar cells. Upon the establishment of the company, ASiMI’s Moses Lake Plant was contributed as an investment in kind. ASiMI’s initial holding is 50%, but it plans to steadily reduce this to 25% within three years.

5. Research and Development

The Komatsu Group, comprising Komatsu Ltd. and its consolidated subsidiaries, pursues a policy of vigorous research and development into new technologies and new products encompassing a wide range of fields including construction and mining equipment, electronics, industrial machinery, and environmental equipment. These R&D activities are based on the Group’s commitment to quality and reliability.

The Group’s research and development organizational structure consists of the head-office Technology Research Center; separate development centers for construction & mining machinery, centered on the Development Division; technology departments under the parent company’s Electronics and Industrial Machinery Divisions; and the technology departments of Group companies. Total R&D expenses on a consolidated basis, recorded under cost of sales or selling, general and administrative expenses, came to ¥39,027 million for the reporting term. The objectives, results, and costs of R&D by operating segment are described below.

(1) Construction and Mining Equipment Segment

Komatsu has set up R&D centers in Japan and overseas with the objective of developing construction and mining equipment capable of adapting to climatic and terrain conditions anywhere in the world. Joint research programs are conducted by these R&D centers, and the exchange of personnel is actively carried out. Under the overriding mission of helping to raise our customers’ productivity, research and development is being conducted into the following medium-to-long-term themes.

Information technology

Research is being conducted into such aspects of information technology as machine positioning and working status utilizing state-of-the-art sensors and telecommunications technologies; remote-control technologies for machine diagnosis; and artificial intelligence.

Environmental preservation technology

In addition to meeting the Tier II emission control regulations for diesel engines, the Komatsu Group aims to contribute to the reduction of environmental load and the effective utilization of natural resources while at the same time realizing cost-efficiency. To this end, we conduct R&D into energy conservation, component recycling and reuse, and the evaluation of environmental load through lifecycle assessment (LCA) techniques. In addition, from the perception that environmental considerations should apply not only to the ecology but also to people’s living and working environment, we also focus considerable effort on research into methods of developing safer machines, reducing noise and vibration, and other means of improving working conditions for machine operators.

Research and development expenses in this business segment for the reporting period amounted to ¥23,602 million. The principal products that benefited from R&D during the reporting term are listed below.

(1)	Komatsu Ltd. (the parent company):

Hydraulic excavators:	PC120-6, PC130-6, PC128US-2, PC138US-2, PC160-7, PC228US-3, PC308USLC-3, PC1250-7, PC1800-6
Bulldozers: D65EX-15, D85EX-15, D85PX-15, D275AX-5
Wheel loaders: WA400-5, WA430-5, D600-3, A800-3
Dump trucks: HD465-7, HD605-7
Motor grader: GD655-3
Mobile debris crushers: BR480RJ-1, R1000JG-1
Engines: Engines conforming to the Tier II emission control regulations; water-emulsified fuel engines for stationary power generators and related fuel production equipment

(2)	Komatsu America Corp.:

Hydraulic excavator: PC270-7

Wheel loaders: WA380-5, WA400-5

(3)	Komatsu UK Ltd.:

Hydraulic excavators: PW130-6, PW150-6, PW170-6, PC240-7, PW200-7, PW220-7

(4)	Komatsu Hanomag AG:

Wheel loader: WA400-5

(5)	Komatsu Mining Germany GmbH:

Super-large hydraulic excavator: PC5500-6

(6)	Komatsu Utility Europe S.p.A.

Skid steer loaders: SK818, SK1020

(2) Electronics Segment

Research and development is conducted into materials and equipment for use mainly in the semiconductor and telecommunications fields.

In the semiconductor field, to respond to the growing demand from device makers for higher-grade silicon wafers that can enable greater density, capacity, and miniaturization in semiconductors, we conducted research into: high-purity silicon monocrystals, heat treatment and high-quality epitaxial wafers as well as wafer evaluation techniques; and R&D into next-generation wafers including 300 mm (12-inch) wafers. Through such research, we sought to produce monocrystal silicon wafers with a lower defect rate, high-quality epitaxial annealed wafers, and super-flat, high-purity wafers. This R&D was conducted principally by Komatsu Electronic Metals Co., Ltd. Meanwhile, research was also conducted in the field of semiconductor manufacture, such as temperature control equipment including high-temperature chemical circulators, low-temperature equipment for etchers, and the essential components of high-performance thermoelectric module heat-exchange units. This R&D was carried out by Komatsu Electronics, Inc.

In the telecommunications field, Komatsu Electronics conducted research into super-small thermo-modules for use in optical communications. The parent company conducted research on network devices, information terminals (including data transmission terminals mounted in vehicles) as well as vehicle positioning systems. Research and development expenses in this business segment totaled ¥5,766 million.

(3) Other Business Segments

Research and development is conducted in the field of large presses and sheet-metal forging machines, principally by Komatsu Industries Corporation; into machine tools by Komatsu Machinery Corporation; into industrial vehicles by Komatsu Forklift Co., Ltd.; and into agricultural and forestry equipment by Komatsu Zenoah Co.

In industrial machinery, to respond to growing user needs for higher productivity and flexibility in large presses and sheet-metal forging equipment, research and development was focused on functional enhancement and the automation of peripheral equipment. Such equipment included large transfer presses with new mechanisms for slide motion, large AC servo-presses, and small AC servo-presses (HIF Series), as well as an additional type of crankshaft miller (GPM190F) in the GPM series.

Regarding industrial vehicles, new forklift models were developed including in the LEO-NXT Series of engine-powered forklifts, the AR Series of battery-powered forklifts, and the ARION Plus Series of battery-powered forklifts.

In the field of agricultural and forestry equipment, we developed easy-to-operate products such as the BK2650 backpack-type rotary grass cutter; easy-start chainsaws (G2500EZ, G3500EZ, G3700EZ, and G4200EZ); and scale-model engines for hobby use (G231/260PU/PUM). Overall research and development expenses in this business segment totaled ¥9,659 million, which includes expenses for basic research that cannot be allocated to individual business segments.

3 Investment in Equipment

1. Outline of Capital Investment

Komatsu Ltd. and its consolidated subsidiaries invest in the development of new products and the automation and streamlining of production facilities and systems, with particular focus on construction equipment and other machinery. Capital investment in plant and equipment for the reporting period (figures on delivery basis for plant and equipment, not including consumption tax) was as follows.

	Fiscal 2002	Change
	(Millions of yen)	(%)
Construction and mining equipment	50,125	8.1
Electronics	10,474	(44.7)
Other businesses	9,874	7.5
Total	70,473	(5.4)

In conformity with SFAS No. 13 “Accounting for Leases,” certain leased machinery and equipment were accounted for as capital leases.

In construction and mining equipment, the focus of investment was placed on model changes and the development of completely new models in the mainline GALEO series on the Japanese market. Investment was also carried out for the purposes of improving distribution efficiency, streamlining component production, shortening lead times, and reducing the volume of work in process.

As in the Japanese market, investment overseas was also centered on new model development and model changes. In China, investment was made in enhancing capacity to cope with the strong demand for construction machinery.

In the electronics segment, Komatsu Electronic Metals Co., Ltd. invested in expansion of production capacity for 300mm (12-inch) silicon wafers and steps to raise the market competitiveness of 200mm (8-inch) silicon wafers through higher precision and a high production yield. In addition, our Taiwanese subsidiary Formosa Silicon Corporation Electronic Materials invested in the expansion of 200mm (8-inch) silicon wafer production capacity.

In the Other Businesses segment, investments were made on a priority basis to replace superannuated production facilities and ensure workplace safety, as well as longer-term investment aimed at cost-cutting.

The above-described investments were financed principally from funds on hand.

2. Plans for Installation and Disposal of Equipment

The details of capital investment plans (new installation and retirement on an individual project basis) were not decided as of the end of the reporting term. The plan amount of ¥60,000 million shown below for the next reporting term is the management’s estimate of the total for all business segments.

Name of business segment	Capital investment plan amount at the end of March 2003	Principal objectives	Fund procurement
	(Millions of yen)

Construction and mining equipment	39,000	Development investment, rationalization of distribution, etc.	Funds on hand Bank borrowings

Electronics	13,000	Capacity enhancement and improvement of productivity	Funds on hand Bank borrowings

Other	8,000	Rationalization of production, renewal of obsolete equipment, etc.	Funds on hand Bank borrowings

Total	60,000

Notes:	1. Capital investment plan amounts exclude consumption tax, etc.
2.	With the exception of installation and disposal as part of regular renewal of plant and equipment, there was no significant planned installation or disposal of plant and equipment.
3.	Planned Investments by Segment are as follows:

In addition to investments for development of new machinery and model changes, the Construction and Mining Equipment business will also make investments in in-house electricity systems, cogeneration systems, and other energy-saving installations related to the global environment, as well as in rationalization of logistics operations.

In the Electronics segment, the primary investment will be in upgrading capital equipment for increased production of 300mm wafers and measures to strengthen the competitiveness of 200mm-wafer products (quality and productivity improvements).

In other businesses, investments will also be made in replacement of obsolete facilities and installation of safety and environmental equipment, mainly to rationalize production.

4 Filing Company

1. Company Shares

(1) Number of Authorized Shares for Issuance

[1] Number of authorized shares for issuance

Type	Authorized shares (Shares)
Ordinary shares	3,955,000,000
Total	3,955,000,000
Note:	The Company’s articles of incorporation provide that if outstanding shares are cancelled, the total number of shares shall be reduced by a corresponding number of shares.

[2] Shares issued and outstanding

Type	Shares issued and outstanding at the end of the reporting term (March 31, 2003)	Shares issued and outstanding at filing date (June 27, 2003)	Stock exchanges where listed or securities associations where registered	Details
Ordinary shares	998,744,060	998,744,060	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Luxembourg (Luxembourg EDR), Frankfurt (Frankfurt GBC) stock or securities exchanges	Shares without limitations on the Company’s voting rights
Total	998,744,060	998,744,060	—	—

Note:	The number of shares issued in the “at filing date” column does not include shares issued after June 1, 2003, until the filing date through the exercise of subscription rights (including conversion rights of convertible bonds issued under the previous Commercial Code).

(2) Principal Shareholders

As of March 31, 2003

Name of Shareholders	Address	Number of shares held (thousand shares)	Ratio of number of shares held to aggregate number of shares issued (%)
The Taiyo Mutual Life Insurance Company	2-11-2, Nihonbashi, Chuo-ku, Tokyo	56,864	5.69

Japan Trustee Services Co., Ltd. (held by trust units)	1-8-11, Harumi, Chuo-ku, Tokyo	54,262	5.43

NATS CUMCO (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Custody & Proxy Department)	New York, U.S.A. (6-7, Nihonbashi Kabutocho, Chuo-ku, Tokyo )	50,578	5.06

The Master Trust Bank of Japan, Ltd. (held by trust units)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	45,654	4.57

Nippon Life Insurance Co.	3-5-12, Imabashi, Chuo-ku, Osaka	35,004	3.50

Komatsu Ltd. Employees Stockholding Association	2-3-6, Akasaka, Minato-ku, Tokyo	29,088	2.91

State Street Bank and Trust Company (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Custody & Proxy Department)	Massachusetts, U.S.A. (6-7, Nihonbashi Kabutocho, Chuo-ku, Tokyo)	24,724	2.47

Euroclear Bank S.A./N.V. (Standing agent: The Bank of Tokyo-Mitsubishi, Ltd.)	Brussels, Belgium (2-4-1, Marunouchi, Chiyoda-ku, Tokyo)	23,067	2.30

The Chase Manhattan Bank N.A. London (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Custody & Proxy Department)	London, U.K. (6-7, Nihonbashi Kabutocho, Chuo-ku, Tokyo)	21,982	2.20

Lehman Brothers Inc. Tokyo Branch	Ark Mori bldg. 36th floor, 1-12- 32, Akasaka, Minato-ku, Tokyo	21,193	2.12

Total	—	362,417	36.29

Notes:	1. NATS CUMCO is the share nominee of CITIBANK, N.A. which is a trustee of the Company’s ADR (American Depository Receipts).
2. The shares held by Japan Trustee Services Bank, Ltd. (held by trust units) and The Master Trust Bank of Japan, Ltd. (held by trust units) are all related to trust business.
3. The Taiyo Mutual Life Insurance Company changed its trade name to Taiyo Life Insurance Company on April 1, 2003.

4.      As a result of a joint registration of nine investment management firms belonging to the Franklin Templeton Group, a report (No. 4) on changes in major holdings of the Company’s shares was filed on January 15, 2003, pursuant to Article 27-26, Paragraph 2 of Japan’s Securities and Exchange Law. However, as it is not possible to confirm the registered parties, as of March 31, 2003, the group was not included in the status of the above-mentioned principal shareholders.

The following describes the content of the aforesaid shareholding change report.

•	Major holder, address, and number of shares held (as of December 31, 2002)

Principal shareholder	Address	Number of shares held	Ratio of number of shares held to aggregate number of shares issued (%)
Templeton Investment Counsel, LLC	500 East Broward Blvd., Suite 2100 Ft. Lauderdale, Florida 33394 U.S.A.	33,157,913	3.32

Templeton Global Advisors, Ltd.	Box N-7759, Lyford Cay Nassau, Bahamas	10,229,000	1.02

Templeton Franklin Investment Services, Inc.	500 East Broward Blvd., Suite 2100 Ft. Lauderdale, Florida 33394 U.S.A.	5,373,078	0.54

Franklin Templeton Investment Management Ltd.	19 Canning Street, Edinburgh Scotland EH3 8EG U.K.	1,199,344	0.12

Franklin Templeton Investment Australia Limited	Nauru House, Level 46 80 Collins Street Melbourne, VIC 3000 Australia	336,000	0.03

Franklin Templeton Asset Strategies, LLC	500 East Broward Blvd., Suite 2100 Ft. Lauderdale, FL 33394 U.S.A.	154,000	0.02

Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor, 2-14-1 Kyobashi, Chuo-ku, Tokyo	131,000	0.01

Templeton Asset Management Ltd.	7 Temasek Boulevard, #38-03 Suntec Tower 1, Singapore 038987	117,000	0.01

Fiduciary International, Inc.	600 Fifth Avenue, 4th Floor New York, NY 10020-2302 U.S.A.	74,000	0.01

Total	—	50,771,335	5.08

•	Purpose of holding: In their capacity as investment management firms they invest in Japanese stocks in order to manage client assets, and therefore the purpose is purely that of investment.

5.	Pursuant to Article 27-25, Paragraph 1 of the Securities and Exchange Law, on September 5, 2002, the U.S. investment management firm Brandes Investment Partners LLC filed a shareholding change report as described below regarding a major holding of the Company’s shares. However, as it was not possible to confirm the registered parties, as of March 31, 2003, the firm was not included in the status of the above-mentioned principal shareholders.

	Report No. 6 on changes in major holdings under Paragraph 1, Item 25 of Article 27 of the Securities and Exchange Law	Prior to change

Principal shareholder	Brandes Investment Partners, L.L.C.	Brandes Investment Partners, L.P.

Address	11988 El Camino Real, Suite 500 San Diego, CA 92191-9048 U.S.A.	11988 El Camino Real, Suite 500 San Diego, CA 92191-9048 U.S.A.

Purpose of shareholding	Portfolio investment: passive investment for a large number of clients with no intention of gaining any degree of control of company managements	Portfolio investment: passive investment for a large number of clients with no intention of gaining any degree of control of company managements

On May 24, 2001, Brandes Investment Partners, L.P. filed a shareholding change report (No. 5) regarding a major holding of the Company’s shares, according to which its holding as of April 27, 2001, was 116,471,766 shares, or 12.15% of all shares issued and outstanding.

(3) Stock Option Scheme

The Company employs a stock option scheme, which comprises the following two main provisions: 1) share acquisition rights are to be granted to directors and employees by repurchasing the Company’s outstanding common shares, based on resolutions of general meetings of shareholders held on June 26, 1998, June 29, 1999, June 28, 2000, and June 27, 2001, pursuant to the relevant stipulations in the provision of Commercial Code 210-2, and 2) the rights to acquire new shares at no cost are to be issued to directors and employees based on resolutions of general meetings of shareholders held on June 26, 2002 and 2003, in accordance with the new provisions of the Commercial Code 280-20 and 280-21.

2. Treasury Stock

(1)	Acquisition of Company shares following a resolution of the General Meeting of Shareholders, purchase of same from subsidiaries, and purchase for cancellation of treasury shares using unrealized gains from revaluation of landholdings

[1]	Acquisition of Company shares by a resolution of the previous General Meeting of Shareholders

a. Type of shares: Common stock

(a) Acquisition of Company shares following a resolution of the General Meeting of Shareholders

As of June 26, 2003

	Number of shares	Total value (yen)
Resolution of the previous General Meeting of Shareholders (held on June 26, 2002)	10,000,000 (maximum)	5,000,000,000 (maximum)
Number of Company shares acquired after the previous General Meeting of Shareholders	950,000	416,895,000
Remaining authorized number of shares to be purchased and their value	9,050,000	4,583,105,000
Unexercised portion as a percentage of total authorized shares to be acquired (%)	90.5	91.7

Notes:	1. Shares to be acquired upon resolution of the previous General Meeting of Shareholders accounted for 1.04% of the total number issued and outstanding as at the end of said meeting.

2.      The unexercised portion as a percentage of total authorized shares to be acquired as shown above is the figure remaining after acquisition of Company shares, with due account taken of all relevant economic and business factors.

(b) Purchase from subsidiaries: not applicable

(c)	Purchase for cancellation of treasury shares using unrealized gains on land: not applicable

(d)	Disposal of shares in treasury: not applicable

(e)	Treasury stock

As of June 26, 2003

Number of shares
Number of shares in treasury	950,000
Number of treasury shares to be cancelled using unrealized gains on landholdings	—

[2]	Resolution on acquisition of Company shares at the General Meeting of Shareholders for the period ended March 31, 2003

As of June 26, 2003

	Type of shares	Total number of shares	Total value (yen)
Resolution on acquisition of Company shares	Common stock	10,000,000 (maximum)	5,000,000,000 (maximum)
Resolution on acquisition of Company shares for cancellation of shares in treasury using unrealized gains on landholdings	—	—	—
Total	—	—	5,000,000,000 (maximum)

Note:	Shares to be acquired upon resolution of the General Meeting of Shareholders for the period ended March 31, 2003 accounted for 1.00% of the total number issued and outstanding (excluding shares issued on conversion of convertible bonds from June 1-26, 2003), as of June 26, 2003.

(2)	Capital reduction, cancellation of treasury shares using retained earnings as stipulated in Articles of Incorporation and purchase of Company shares for cancellation of redeemable stock: not applicable

3. Dividend Policy

The Company places emphasis on building a sound and strong financial position and a flexible corporate structure to quickly meet changes in the business environment. The Company attaches high priority to return of earnings to shareholders in line with business performance with due consideration of payout ratio, and on securing a sufficient level of retained earnings to enable future capital investment.

Based on these basic dividend payment policies, we decided to pay a term-end cash dividend of ¥3 per share (annual dividend payment of ¥6 per share).

Retained earnings will be used for expanding the scale of business of the Group and strengthening its business base through effective investments in the fields where we enjoy technological superiority, aiming at global operations in construction and mining machinery, and development and launch of new products to meet more sophisticated needs.

On November 8, 2002, the Board of Directors made a resolution on interim dividend for the reporting 134th term.

4. Share Price Movements

(1) Highest and lowest share prices for the latest 5 terms

Account settlement period	134th	133rd	132nd	131st	130th
Balance sheet date	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000	March 31, 1999
Highest (yen)	493	705	803	820	745
Lowest (yen)	351	355	465	444	505

Note:	Share prices were quoted on the first section of Tokyo Stock Exchange.

(2) Highest and lowest share prices for the second half of the reporting term (October 1, 2002 to March 31, 2003)

Month	Mar. 2003	Feb. 2003	Jan. 2003	Dec. 2002	Nov. 2002	Oct. 2002
Highest (yen)	461	461	441	435	437	410
Lowest (yen)	397	411	383	374	387	351

Note: Share prices were quoted on the first section of Tokyo Stock Exchange.

5. Directors and Auditors

Position	Responsibility in the Company, or Principal Occupation	Name	Date of Birth
Chairman of the Board		*Toshitaka Hagiwara	June 15, 1940

President and Chief Executive Officer		*Masahiro Sakane	January 7, 1941

Director	General Manager of Corporate Planning	*Kazuhiro Aoyagi	April 14, 1943

Director	President of Construction & Mining Equipment Marketing Division	*Kunio Noji	November 17, 1946

Director	President of Development Division	*Kunihiko Komiyama	May 5, 1945

Director		Satoru Anzaki	March 3, 1937

Director		Toshio Morikawa	March 3, 1933

Director		Hajime Sasaki	April 6, 1936

Standing Statutory Auditor		Norimichi Kitagawa	July 22, 1940

Standing Statutory Auditor		Masafumi Kanemoto	May 11, 1947

Statutory Auditor		Masahiro Yoshiike	March 23, 1940

Statutory Auditor		Takaharu Dohi	July 12, 1933

Notes:	1. Directors Toshio Morikawa and Hajime Sasaki satisfy the requirements for outside director provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
2.	Messrs. Masahiro Yoshiike and Takaharu Dohi, each of them being a Statutory Auditor, satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha”
3.	The Company introduced an executive officer system in June 1999, and as of June 27, 2003 we have 23 Executive Officers including five persons simultaneously holding the post of directors, marked with an asterisk in the above table.

5 Consolidated Financial Statements

Preparation for Consolidated Financial Statements

(1)	The consolidated financial statements of the Company were prepared in accordance with the US GAAP based on “Rules and Regulations on Terminology, Formats and Methods for Preparation of Consolidated Financial Statements” (1976 Finance Ministry Ordinance No. 28, hereinafter referred as to “Regulations concerning Consolidated Financial Statements”) Article 87. Revisions to the “Regulations concerning Consolidated Financial Statements” were applied only to the reporting period ended March 31, 2003.

1. Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2003 and 2002

	Millions of yen
Assets	2003	2002
Current assets
Cash and cash equivalents (Note 1)	¥76,152	¥45,392
Time deposits	531	1,076
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥9,063 million in 2003 and ¥15,221 million in 2002 (Notes 3 and 8)	337,401	337,093
Inventories (Notes 1 and 4)	241,722	266,952
Deferred income taxes and other current assets (Notes 1 and 14)	95,819	109,429

Total current assets	751,625	759,942

Investments
Investments in and advances to affiliated companies (Notes 1 and 6)	19,359	23,169
Investment securities (Notes 1, 5 and 19)	30,762	50,651
Other	2,296	272

Total investments	52,417	74,092

Land and buildings held for sale	8,926	12,461

Property, plant and equipment—less accumulated depreciation (Notes 1, 7, 8 and 15)	400,087	405,301

Goodwill (Notes 1 and 9)	5,550	5,363
Other intangible assets (Notes 1 and 9)	22,784	24,811

Deferred income taxes and other assets (Notes 1, 9, 14, 18 and 19)	64,965	58,312

	¥1,306,354	¥1,340,282

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

	Millions of yen
Liabilities and Shareholders’ Equity	2003	2002
Current liabilities
Short-term debt (Notes 8 and 10)	¥111,993	¥177,098
Current maturities of long-term debt (Notes 8, 10, 15 and 19)	102,299	42,619
Trade notes and accounts payable	174,904	196,069
Income taxes payable (Note 14)	6,516	6,011
Deferred income taxes and other current liabilities (Notes 1 and 14)	118,972	170,564

Total current liabilities	514,684	592,361

Long-term liabilities
Long-term debt (Notes 8, 10, 15 and 19)	310,717	257,180
Liability for pension and retirement benefits (Notes 1 and 11)	48,848	40,465
Deferred income taxes and other liabilities (Notes 1, 14, 18 and 19)	8,536	8,880

Total long-term liabilities	368,101	306,525

Minority interests	28,203	46,253

Commitments and contingent liabilities (Note 17)

Shareholders’ equity (Notes 1 and 12)
Common stock:
Authorized, 3,955,000,000 shares in 2003 and 2002; Issued and outstanding, 998,744,060 shares in 2003 and 958,921,701 shares in 2002	67,870	67,870
Capital surplus	135,686	117,439
Retained earnings:
Appropriated for legal reserve	21,030	20,852
Unappropriated	207,416	210,309
Accumulated other comprehensive income (loss) (Notes 1, 5, 11 and 13)	(32,981)	(18,393)
Treasury stock at cost, 6,215,411 shares in 2003 and 4,519,972 shares in 2002 (Note 12)	(3,655)	(2,934)

Total shareholders’ equity	395,366	395,143

	¥1,306,354	¥1,340,282

2. Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2003 and 2002

	Millions of yen
	2003	2002
Revenues
Net sales (Notes 1 and 6)	¥1,089,804	¥1,035,891
Interest and other income	13,436	34,278

Total	1,103,240	1,070,169

Costs and expenses (Notes 15 and 21)
Cost of sales	815,557	792,748
Selling, general and administrative	241,069	256,364
Interest	14,693	16,842
Impairment loss on long-lived assets (Note 1)	—	52,242
Special termination benefit (Note 11)	—	30,131
Other	19,016	28,566

Total	1,090,335	1,176,893

Income (loss) before income taxes, minority interests and equity in earnings	12,905	(106,724)

Income taxes (Notes 1 and 14)
Current	6,681	3,914
Deferred	(713)	(25,844)

Total	5,968	(21,930)

Income (loss) before minority interests and equity in earnings	6,937	(84,794)
Minority interests in (income) loss of consolidated subsidiaries	(2,877)	3,775
Equity in earnings (losses) of affiliated companies	(786)	398
Income (loss) before cumulative effect of accounting change	3,274	(80,621)
Cumulative effect of accounting change	(265)	—

Net income (loss)	¥3,009	¥(80,621)

	Yen
Per share data (Notes 1 and 16)
Income (loss) before cumulative effect of accounting change:
Basic	¥3.36	¥(84.46)
Diluted	3.36	(84.46)
Cumulative effect of accounting change:
Basic	(0.27)	—
Diluted	(0.27)	—
Net income (loss):
Basic	3.09	(84.46)
Diluted	3.09	(84.46)
Dividends per share (Note 1)	6.00	6.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

3. Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2003 and 2002

	Millions of yen
	2003	2002
Common stock
Balance, beginning of year	¥67,870	¥67,870

Balance, end of year	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥117,439	¥117,418
Sales of treasury stock	9	21
Issuance of shares to acquire minority interests of consolidated subsidiaries	18,238	—

Balance, end of year	¥135,686	¥117,439

Retained earnings
Appropriated for legal reserve
Balance, beginning of year	¥20,852	¥20,718
Transfer from unappropriated retained earnings	178	134

Balance, end of year	¥21,030	¥20,852

Unappropriated retained earnings
Balance, beginning of year	¥210,309	¥300,499
Adjustments for change of fiscal period of consolidated subsidiaries (Note 1)	—	(3,705)
Net income (loss)	3,009	(80,621)
Cash dividends paid	(5,724)	(5,730)
Transfer to retained earnings appropriated for legal reserve	(178)	(134)
Purchase and retirement of common stock	—	—

Balance, end of year	¥207,416	¥210,309

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(18,393)	¥(29,204)
Adjustments for change of fiscal period of consolidated subsidiaries (Note 1)	—	9,447
Other comprehensive income (loss) for the year, net of tax	(14,588)	1,364

Balance, end of year	¥(32,981)	¥(18,393)

Treasury stock
Balance, beginning of year	¥(2,934)	¥(3,044)
Purchase of treasury stock	(721)	(643)
Sales of treasury stock	—	753

Balance, end of year	¥(3,655)	¥(2,934)

Total shareholders’ equity	¥395,366	¥395,143

Disclosure of comprehensive income (loss)
Net income (loss) for the year	¥3,009	¥(80,621)
Other comprehensive income (loss) for the year, net of tax	(14,588)	1,364

Comprehensive income (loss) for the year	¥(11,579)	¥(79,257)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

4. Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2003 and 2002

	Millions of yen
	2003	2002
Operating activities
Net income (loss)	¥3,009	¥(80,621)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	70,229	61,581
Deferred income taxes	(713)	(25,844)
Net loss (gain) from sale of investment securities	6,454	8,696
Gain on sale of property	(3,410)	(16,454)
Loss on disposal or sale of fixed assets	3,974	7,202
Impairment loss on long-lived assets	—	52,242
Pension and retirement benefits, net	(29,939)	10,364
Changes in assets and liabilities:
Decrease in trade receivables	9,470	62,551
Decrease (increase) in inventories	21,298	20,611
Increase (decrease) in trade payables	(20,580)	(37,942)
Increase (decrease) in income taxes payable	(368)	(3,491)
Other, net	(11,167)	1,426

Net cash provided by operating activities	48,257	60,321

Investing activities
Capital expenditures	(69,182)	(54,118)
Proceeds from sales of property	18,627	32,377
Proceeds from sales of investment securities	9,453	7,866
Purchases of investment securities	(4,549)	(4,848)
Acquisition of subsidiaries, net of cash acquired	5,300	—
Collection of loan receivables	14,418	8,729
Disbursement of loan receivables	(10,537)	(7,112)
Decrease (increase) in time deposits	452	173

Net cash used in investing activities	(36,018)	(16,933)

Financing activities
Proceeds from long-term debt	152,726	47,927
Repayments on long-term debt	(55,862)	(49,110)
Decrease in short-term debt, net	(61,115)	(28,391)
Repayments of capital lease obligations	(10,458)	(5,331)
Sale (purchase) of treasury stock, net	(721)	180
Dividends paid	(5,724)	(5,730)

Net cash provided by (used in) financing activities	18,846	(40,455)

Effect of exchange rate change on cash and cash equivalents	(325)	881

Net increase in cash and cash equivalents	30,760	3,814
Cash and cash equivalents, beginning of year	45,392	39,760
Adjustment for change of fiscal period on consolidated subsidiaries	—	1,818

Cash and cash equivalents, end of year	¥76,152	¥45,392

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

5. Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. (“the Company”) and consolidated subsidiaries (together “the companies”) primarily manufacture and market various types of construction and mining equipment throughout the world. They also engage in manufacturing and sales of electronics including semiconductor products, and other activities including manufacturing and sales of industrial machinery and industrial vehicles.

The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2003, consisted of the following:

Construction and mining equipment—70.5%, Electronics—7.8%, Others—21.7%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area.

Of consolidated net sales for the year ended March 31, 2003, 58.0% were generated outside Japan, with 23.1% in the Americas, 13.3% in Europe, 16.2% in Asia (excluding Japan) and Oceania, and 5.4% in the Middle East and Africa.

The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

1)	The accompanying consolidated financial statements are stated in conformity with the accounting principles generally accepted in the United States of America (US GAAP). Certain reclassifications have been made to prior year amounts to conform with current year presentation.

2)	The accompanying consolidated financial statements reflect certain adjustments not recorded in books of the Company and its subsidiaries, to present them in conformity with accounting principles generally accepted in the United States of America. They were mainly attributable to the difference between the US and Japan’s accounting standards.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

During fiscal 2002, Komatsu Cummins Chile Ltda., which was previously accounted for using the equity method, became a consolidated subsidiary. The Company established Komatsu (China) Ltd. and one other company, both of which are treated as consolidated subsidiaries. In addition, KEM America Inc. was excluded from consolidated subsidiaries due to its liquidation in this period.

At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings decreased by ¥3,705 million, and other comprehensive income (loss) increased by ¥9,447 million.

Investments in 20% to 50%-owned affiliated companies whereby the Company has the ability to exercise significant influence over the operational and financial policies of a company, and certain immaterial subsidiaries not consolidated are, with minor exceptions, accounted for by the equity method.

(2) Translation of Foreign Currency Accounts

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Transaction,” assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. All foreign currency transaction gains and losses are included in other income or expenses in the period incurred.

(3) Allowance for Doubtful Trade Receivables

The Company records an allowance for doubtful receivables that is based upon historical experience and specific customer collection issues.

(4) Inventories

Inventories, consisting of finished products including finished parts held for sale, work in process, and materials and supplies, are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for finished parts held for sale and by using actual costs accumulated under a job-order-cost system for other finished products and work in process. Cost of materials and supplies represents average cost.

(5) Investment Securities

In compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” as of March 31, 2003 and 2002, all of the Company’s investments in debt and equity securities are categorized as available-for-sale securities which are stated at fair value. Changes in fair values are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Unrealized losses are charged against net earnings when a decline in market value below cost is determined to be other than temporary based primarily on the financial condition of the issue and the extent and length of the time of the decline.

Investments whose market values have declined below cost that extends for six months are automatically written down to the fair value in all cases.

(6) Land and Buildings Held for Sale

Land and buildings held for sale are stated at the lower of cost or market value less cost to sell. During fiscal 2003, the Company recorded a total charge of ¥ 6,348 in other expense to reduce the carrying values of assets held for sale to current estimated market values less cost to sell.

(7) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 25 years for buildings and 9 years for machinery and equipment, respectively. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2003 and 2002, are as follows:

	2003	2002
Buildings	9%	9%
Machinery and equipment	23%	23%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2003 and 2002 are as follows:

	Millions of yen
	2003	2002
Aggregate cost	¥56,683	¥26,509
Accumulated depreciation	20,574	10,048

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(8) Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No.141, “Business Combinations,” and SFAS No.142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment based on its fair value until its life is determined to no longer be indefinite.

The Company fully adopted the provisions of SFAS No. 141 and SFAS No. 142 as of April 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, was amortized through March 31, 2002. In connection with the transition provision of SFAS No. 142, the Company was required to perform an assessment of whether there was an indication that any existing goodwill was impaired as of April 1, 2002. To accomplish this, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. The Company completed the transitional assessment and recognized an impairment loss amounting to ¥265 million as of April 1, 2002 since the carrying amount of the applicable reporting unit’s goodwill exceeded its implied fair value. As specified by SFAS No. 142, such transitional impairment loss was reflected as a cumulative effect adjustment in the consolidated statement of income. The Company also completed the annual assessments for the year ended March 31, 2003 and determined that no additional goodwill impairment charge was necessary.

Prior to the adoption of SFAS No. 142, the excess cost of investment in the consolidated subsidiaries and affiliated companies over the equity in the fair value of the net assets at the date of acquisition was amortized on the straight-line method over the estimated periods benefited, not exceeding periods of 10 years.

(9) Revenue Recognition

The companies recognize revenue from product sales at the time when (1) title and risk of all ownership is transferred to independently owned and operated dealers or customers, (2) products are received and accepted by the customers for major products such as construction equipment and electronics products, and upon shipment for parts and certain other products, (3) sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

(10) Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” the deferred tax provision is determined by the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on operating loss carryforwards and temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates as of each balance-sheet date.

The companies compute and record income taxes currently payable based on their separate determinations of taxable income which may be different from accounting income.

Provision for income taxes is not recorded for undistributed earnings of foreign subsidiaries because the Company considers that such earnings are permanently reinvested.

Deferred tax assets are reduced by a valuation allowance to the amount that management believes is more likely than not to be realized.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(11) Product Warranties

The Company establishes a liability for estimated product warranty cost after sales. Estimates for accrued product warranty cost are primary based on historical experience.

(12) Pension and Retirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on the vested benefits obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

Amortization of unrecognized net gain or loss is included as a component of the Company’s net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceed 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

In such case, the amount of amortization recognized by the Company is the resulting excess divided by average remaining service period of active employees expected to receive benefits under the plan. The expected return on plan assets is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits.

(13) Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 gives entities a choice of measuring related compensation expense by using the fair value method or the intrinsic value approach under APB Opinion No. 25. Any excess of market price over exercise price at the grant date would be charged to expense over the vesting period.

The following table summarizes the results of the Company if compensation cost for stock options granted and for employee stock purchases under the plan had been determined in accordance with the fair value based method prescribed by SFAS No. 123.

	Millions of yen
	2003	2002
Net income (loss), as reported	¥3,009	¥(80,621)
Total stock-based compensation expenses determined using the fair value based method	75	135

Pro forma net income (loss)	¥2,934	¥(80,756)

	Yen
Net income (loss) per share, basic and diluted:
As reported	¥3.09	¥(84.46)
Pro forma	3.01	(84.60)

(14) Per Share Data

Basic net income (loss) per share has been computed by dividing net income (loss) by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income (loss) per share reflects the potential dilution computed on the basis that all convertible bonds were converted at the beginning of the year and that all stock options were exercised (less the number of treasury shares assumed to be purchased from proceeds using the average market price of the Company’s common shares) to the extent that each is not antidilutive.

Dividends per share shown in the accompanying consolidated statements of income have been calculated based on dividends approved and paid in each fiscal year.

(15) Consolidated Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the date of purchase.

(16) Derivative Financial Instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposure.

Effective April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 or any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

The cumulative effect adjustment upon the adoption of SFAS No. 133 and 138, net of the related tax effect, resulted in an immaterial impact to net income and a decrease to other comprehensive income (loss) of ¥670 million.

Prior to April 1, 2001, in determining whether these instruments qualify as a hedge, the companies used hedge criteria that include their effectiveness to reduce risk, specific identification of the asset or liability being hedged and the time horizon being hedged.

Interest differentials on interest rate swap contracts were accrued as interest rate change over the contract period. Premiums paid for interest rate caps were amortized over the life of contracts and were expensed as a part of interest expense.

Gains and losses on the foreign exchange contracts were recognized based on changes in exchange gains and losses on such assets and liabilities being hedged. Gains and losses on the forward exchange contracts to hedge foreign currency commitments were deferred and included in the measurement of the related transactions, unless it was estimated that such deferral would lead to recognizing losses in later periods.

In addition, the companies entered into certain interest rate swap contracts as a means of managing the Company and its group companies’ interest rate exposures that did not meet the hedge criteria. Accordingly, those interest rate swap contracts were recorded in the consolidated balance sheet at their fair value and the changes in fair value were recognized currently in the consolidated statements of income.

(17) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which develops a single accounting method, based on the framework established in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” the long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS No. 144 as of April 1, 2002, did not have a significant impact on the consolidated financial statements. Prior to April 1, 2002, the Company accounted for impairment in accordance with SFAS No. 121 as follows.

In fiscal 2001, the Company recorded an impairment loss of ¥4,337 million, on long-lived assets related to certain production facilities, which were temporarily idled due to the sluggish market, at its wholly owned subsidiary, Komatsu Silicon America, Inc. which is in the electronics segment. Such impairment loss was calculated using the best estimate of discounted future cash flows based on the intention of the Company to use the facilities in its operation.

However, due to continued negative market conditions in fiscal 2002, management has changed its policy now to sell or dispose of these facilities instead of holding them for future use. In connection therewith, the Company recorded an additional impairment loss of ¥24,983 million for these facilities in fiscal 2002. The impairment loss was calculated based on an estimated fair value less cost to sell of the facilities under current market conditions utilizing independent appraisal of the facilities.

Additionally, in fiscal 2002, the Company, also due to the decline in the market demand, recorded impairment losses of ¥27,259 million on production facilities being operated by a consolidated subsidiary, Advanced Silicon Materials LLC which is also in the electronics segment. Specifically, an impairment loss of ¥13,411 million for its Butte plant in Montana was calculated using the best estimate of discounted future cash flows based on the decision to continue its operation, and one of ¥13,848 million for its Moses Lake plant in Washington was calculated using the estimate of realizable value based on the decision to discontinue its production.

(18) Use of Estimates

The Company’s management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments and realization of deferred tax assets.

(19) New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt SFAS No. 143 for the fiscal year beginning April 1, 2003, and it is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

        In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under prior accounting guidance, a liability would be recognized when management committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position and results of operations.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for the Company in its financial statements beginning July 1, 2003. The Company will adopt EITF 00-21 for the fiscal year beginning April 1, 2003. The effect, if any, of adopting this statement has not been determined.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No.s 5, 57 and 107 and a rescission of FASB Interpretation No.34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Interpretation has not had a material effect on the Company’s consolidated financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities (“VIEs”),” which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. The Company does not anticipate the adoption of this Interpretation will have any impact on its financial position or results of operations as it presently does not have investments in such VIEs.

In April 2003, the FASB issued No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. The effect of adopting this statement is not expected to be material to the consolidated financial position or results of operations.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2003 and 2002 are as follows:

	Millions of yen
	2003	2002
Additional cash flow information:
Interest paid	¥14,370	¥17,091
Income taxes paid	6,831	13,139

Noncash investing and financing activities:
Acquisition of minority interests of two consolidated subsidiaries through stock for stock exchanges:
Net assets acquired	18,238	—

Capital lease obligations incurred	12,022	9,203

On October 2002, the Company acquired all of the minority interests, representing 48.5% and 45.7% of the issued and outstanding shares, of its existing consolidated subsidiaries, Komatsu Forklift Co., Ltd. (“Komatsu Forklift”) and Komatsu Zenoah Co. (“Komatsu Zenoah”), respectively, through stock for stock exchanges. As a result the Company issued 23,691 thousand shares and 16,132 thousand shares for minority interest, respectively.

The Company has used the purchase method of accounting to record the transactions in conformity with SFAS No. 141 and accordingly, has allocated the purchase price based on estimated fair values of acquired net assets. The cost of acquired minority interests were ¥10,850 million and ¥7,388 million for Komatsu Forklift and Komatsu Zenoah, respectively.

3. Trade Notes and Accounts Receivable

The receivables at March 31, 2003 and 2002 are summarized as follows:

	Millions of yen
	2003	2002
Trade notes	¥122,470	¥126,214
Accounts receivable	223,994	226,100

Total	346,464	352,314
Less: allowance	(9,063)	(15,221)

Net trade receivables	¥337,401	¥337,093

The Company and certain of its consolidated subsidiaries follow the practice of including the portion of installment and lease receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to ¥61,177 million and ¥67,017 million at March 31, 2003 and 2002, respectively.

Lease receivables are included in accounts receivable above and represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2003 and 2002, lease receivables comprised the following:

	Millions of yen
	2003	2002
Minimum lease payments receivable	¥11,925	¥16,415
Unearned income	(967)	(1,429)

Net lease receivables	¥10,958	¥14,986

The Company and its consolidated subsidiaries sold trade notes and accounts receivable of ¥255,441 million and ¥332,008 million in securitization transactions during the years ended March 31, 2003 and 2002, respectively, and the related balance of outstanding notes sold and accounts receivable as of March 31, 2003 and 2002 amounted to ¥135,670 million and ¥159,393 million, respectively. The receivables are removed from the accompanying consolidated balance sheet and gain or loss is recognized for the difference between the proceeds received and the net carrying value of the receivables sold.

The Company and its consolidated subsidiaries retain servicing responsibilities, however no contractual servicing fees are received from the third parties. The investors and the securitization trusts have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the receivables sold. Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary as transferor, do not retain any interest in the receivables sold.

A certain U.S. subsidiary retains the right to receive excess spread resulting from the difference between the yield on the underlying receivables sold and the interest paid on the underlying securities issued, of which the fair value is subject to credit and prepayment risks on the transferred assets and amounted to approximately ¥(282) million and ¥373 million under the following key economic assumptions for the years ended March 31, 2003 and 2002, respectively.

	2003	2002
Weighted-average life	48 months	48 months
Prepayment speed over the life	2.3%	1.3%
Expected credit losses over the life	2.2%	1.5%
Discount rate on cash flow	2.4%	1.0%
Variable returns to transferee	4.7%	1.4%

In the years ended March 31, 2003 and 2002, the Company and its consolidated subsidiaries recognized net gains or losses from these securitizations of receivables, which were not material.

The fair value of the retained interests is subject to volatility as a result of changes in assumptions on credit losses, prepayments, and market interest rates. As of March 31, 2003, the fair value of the retained interests would be $0 under a 10% unfavorable sensitivity analysis on key assumptions.

4. Inventories

At March 31, 2003 and 2002, inventories comprised the following:

	Millions of yen
	2003	2002
Finished products, including finished parts held for sale	¥163,434	¥184,364
Work in process	47,981	48,763
Materials and supplies	30,307	33,825

Total	¥241,722	¥266,952

5. Investment Securities

Investment securities at March 31, 2003 and 2002, primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2003 and 2002, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2003
Investment securities available for sale:
Marketable debt securities	¥10	¥0	¥—	¥10
Marketable equity securities	12,602	4,912	1,040	16,474
Other investment securities at cost	14,278	—	—	14,278

	¥26,890	¥4,912	¥1,040	¥30,762

At March 31, 2002
Investment securities available for sale:
Marketable debt securities	¥981	¥—	¥—	¥981
Marketable equity securities	26,094	8,345	971	33,468
Other investment securities at cost	16,202	—	—	16,202

	¥43,277	¥8,345	¥971	¥50,651

Other investment securities primarily include non-marketable equity securities.

Maturities of marketable debt securities at March 31, 2003 and 2002 primarily fall within one to five years.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of marketable securities and investment securities available for sale were ¥9,453 million and ¥7,866 million for the years ended March 31, 2003 and 2002 respectively.

Net realized gains (losses) on sale of investment securities available for sale during the years ended March 31, 2003 and 2002 amounted to losses of ¥6,454 million and ¥8,696 million respectively. They were included in interest and other income or in other of costs and expenses in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

6. Investments in and Advances to Affiliated Companies

At March 31, 2003 and 2002, investments in and advances to affiliated companies comprised the following:

	Millions of yen
	2003	2002
Investments in capital stock	¥14,482	¥16,775
Advances	4,877	6,394

Total	¥19,359	¥23,169

Dividends received from affiliated companies were ¥221 million, ¥1,234 million and ¥515 million during the years ended March 31, 2003 and 2002, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2003 and 2002, were ¥44,086 million and ¥28,804 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2003 and 2002, were ¥15,610 million and ¥12,574 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2003 and 2002, were ¥5,706 million and ¥4,015 million, respectively.

Net sales for the years ended March 31, 2003 and 2002, included net sales to affiliated companies in the amounts of ¥57,418 million and ¥53,359 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

At March 31, 2003 consolidated unappropriated retained earnings included the companies’ share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to ¥5,682 million.

Summarized financial information for affiliated companies at March 31, 2003 and 2002, and for the years ended March 31, 2003 and 2002, is as follows:

	Millions of yen
	2003	2002
Current assets	¥122,390	¥129,775
Net property, plant and equipment	59,861	42,656
Other assets	14,553	13,816

Total assets	¥196,804	¥186,247

Current liabilities	¥129,125	¥125,982
Noncurrent liabilities	37,846	22,767
Shareholders’ equity	29,833	37,498

Total liabilities and shareholders’ equity	¥196,804	¥186,247

	Millions of yen
	2003	2002
Net sales	¥206,684	¥203,490
Net income	¥(4,791)	¥129

7. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2003 and 2002, are as follows:

	Millions of yen
	2003	2002
Land	¥79,071	¥78,334
Buildings	295,788	309,407
Machinery and equipment	660,489	610,917
Construction in progress	15,828	31,669

Total	1,051,176	1,030,327
Less: accumulated depreciation	(651,089)	(625,026)

Net property, plant and equipment	¥400,087	¥405,301

8. Pledged Assets

At March 31, 2003, assets pledged as collateral for short-term debt, long-term debt and guarantee for debt are as follows:

Millions of yen
Trade notes and accounts receivable	¥756
Property, plant and equipment—less accumulated depreciation	31,160

Total	¥31,916

The above pledged assets were classified by type of liabilities to which they relate as follows:

Millions of yen
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥911
Long-term debt	29,883
Guarantee for debt	1,122

Total	¥31,916

9. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2003 and 2002 are as follows:

	Millions of yen
	2003			2002
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥21,368	¥(11,460)	¥9,908	¥19,230	¥(10,374)	¥8,856
Other	10,183	(2,329)	7,854	11,936	(1,999)	9,937

Total	¥31,551	¥(13,789)	¥17,762	¥31,166	¥(12,373)	¥18,793

Other intangible assets not subject to amortization			5,022			6,018

Total other intangible assets			¥22,784			¥24,811

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2003 was ¥5,501 million. The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

Millions of yen
2004	¥4,994
2005	4,144
2006	3,315
2007	2,305
2008	731

The changes in carrying amounts of goodwill for the year ended March 31, 2003 were as follow:

Millions of yen
Balance at beginning of the year	¥5,363
Goodwill acquired during the year	529
Impairment charge at April 1, 2002	(265)
Foreign exchange impact	(77)

Balance at end of the year	¥5,550

In adopting SFAS No. 141 on April 1, 2002, a goodwill impairment loss of ¥265 million was recognized from the casting goods reporting unit in China and all of the goodwill was impaired.

As of March 31, 2003, goodwill acquired during fiscal year ended March 31, 2003 was allocated to the construction and mining equipment segment.

The following table reconciles previously reported net income (loss) and net income (loss) per share for the years ended March 31, 2002 and 2001, as if the previous of SFAS No. 142 had been ineffective.

	Millions of yen
	2002	2001
Net income (loss):
Reported net income (loss)	¥(80,621)	¥6,913
Goodwill amortization	2,272	1,218
Adjusted net income (loss)	(78,349)	8,131

	Yen
Net income (loss) per share—basic and diluted:
Reported net income (loss)	¥(84.46)	¥7.24
Goodwill amortization	2.38	1.28
Adjusted net income (loss)	(82.08)	8.51

10. Short-Term and Long-Term Debt

Short-term debt primarily consists of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2003 and 2002, were 2.1% and 2.5%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to ¥42,597 million with certain financial institutions at the end of fiscal 2003. Long-term debt at March 31, 2003 and 2002, consisted of the following:

	Millions of yen
	2003	2002
Long-term debt with collateral (Note 8):
Banks, insurance companies and other financial institutions, maturing serially through 2003–2013, weighted-average rate 3.5% Government-owned banks and government agencies	¥13,310	¥16,047
Other	5,460	4,834
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2003–2022, weighted-average rate 2.6%	182,655	103,696
Euro Medium-Term Notes maturing serially through 2003–2007, weighted-average rate 1.8%	52,578	66,235
6.9% Senior Notes due 2003 (payable in U.S. dollars)	14,063	15,590
1.8% Convertible Unsecured Bonds due 2004	27,447	27,447
7.0% Senior Notes due 2005 (payable in U.S. dollars)	8,534	9,461
1.9% Unsecured Bonds due 2006	35,000	35,000
1.07% Unsecured Bonds due 2007	20,000	—
1.45% Unsecured Bonds due 2009	10,000	—
Capital lease obligations (Note 15)	41,074	20,678
Other	2,895	811

Total	413,016	299,799
Less: current maturities	(102,299)	(42,619)

Long-term debt	¥310,717	¥257,180

The conversion price per share of the 1.8% convertible unsecured bonds at March 31, 2003, was ¥971.2, which was subject to adjustments under certain conditions. These bonds are redeemable any time before maturity at the option of the Company, at the redemption price of 101% of the face amount as of March 31, 2003. If all convertible bonds were converted at March 31, 2003, 28,260,914 shares of the Company’s common stock would be issuable.

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. (the “Issuers”) registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amounts of the Program were increased to US$1.2 billion. On March 31, 2000, Komatsu Australia Holdings Pty. Ltd., formerly Komatsu Australia Pty. Ltd. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥34,100 million during fiscal 2003, and ¥12,000 million during fiscal 2002 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued ¥17,100 million during fiscal 2003, and ¥9,300 million during fiscal 2002 of Euro Medium-Term Notes with various interest rates and maturity dates.

U.S. dollar interest rates are based on three month LIBOR with borrowing spreads of LIBOR minus 0.1% to LIBOR plus 0.80% and LIBOR minus 0.1% to LIBOR plus 0.59% for the years ended March 31, 2003 and 2002, respectively, depending upon the contracts. The floating interest rates for fiscal 2003 and 2002 ranged from 1.22% to 6.00% and 1.64% to 6.00%, respectively.

As is customary in Japan, substantially all bank loans are made under agreements which provide that the banks may require, under certain conditions, the borrower to provide collateral, additional collateral or guarantors for its loans.

Lending banks have a right to offset cash deposited with them against any debt or obligation that becomes due and, in the case of default and certain other specified events, against all other debt payable to the banks.

Under certain loan agreements, the lender may require the borrower to submit proposals for the payment of dividends and other appropriations of earnings for the lender’s review and approval before presentation to the shareholders. The companies have never received such a request.

Annual maturities of long-term debt subsequent to March 31, 2003, excluding SFAS No. 133 market value adjustments of ¥888 million are as follows:

Year ending March 31	Millions of yen
2004	¥103,336
2005	51,101
2006	115,651
2007	58,338
2008	39,500
2009 and thereafter	45,978

Total	¥413,904

11. Liability for Pension and Other Retirement Benefits

The Company’s employees, with certain minor exceptions, are covered by a severance payment and pension plan. The plan provides that 70% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment.

The Company’s funding policy is to contribute semiannually the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Net periodic cost of the Company’s plan for the years ended March 31, 2003 and 2002, included the following components:

	Millions of yen
	2003	2002
Service cost—Benefits earned during the year	¥3,783	¥4,537
Interest cost on projected benefit obligation	2,777	3,737
Expected return on plan assets	(505)	(1,502)
Net amortization and deferral	3,147	2,368
Settlement loss	—	6,419

Net periodic cost	¥9,202	¥15,559

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company’s plan are as follows:

	Millions of yen
	2003	2002
Change in benefit obligation:
Benefit obligation, beginning of year	¥99,581	¥120,833
Service cost	3,783	4,537
Interest cost	2,777	3,737
Actuarial loss	3,146	5,245
Benefits paid	(11,628)	(34,771)

Benefit obligation, end of year	¥97,659	¥99,581

Change in plan assets:
Fair value of plan assets, beginning of year	¥70,783	¥78,245
Actual return on plan assets	(6,733)	(6,808)
Employer contribution	4,032	5,297
Benefits paid	(7,090)	(5,951)

Fair value of plan assets, end of year	¥60,992	¥70,783

Funded status	¥(36,667)	¥(28,798)
Unrecognized net loss	40,641	32,513
Unrecognized net obligation at transition being recognized over 15 years	787	1,569
Unrecognized prior service cost being recognized over 15 years	3,080	3,626

Net amount recognized	¥7,841	¥8,910

Net amounts recognized in the consolidated balance sheets consist of:
Liability for pension and retirement benefits	¥(23,722)	¥(16,189)
Intangible assets included in other assets	3,867	5,195
Amount included in accumulated other comprehensive income (loss), gross of tax	27,696	19,904

Net amount recognized	¥7,841	¥8,910

Assumptions used in determining costs of the Company’s plan and the funded status information shown above are as follows:

	2003	2002
Weighted-average discount rate	2.3%	2.8%
Rate of increase in future compensation levels	2.3%	2.3%
Expected long-term rate of return on plan assets	0.7%	1.9%

As a result of the changes in the discount rate in fiscal 2003, the benefit obligation as of March 31, 2003, was approximately ¥4,311 million more than it would have been using the previous 2.8% discount rate. The effect of the changes had an immaterial impact on the net periodic costs.

Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations are calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2003 and 2002, was approximately ¥11,455 million and ¥14,873 million, respectively, and the projected benefit obligations as of March 31, 2003 and 2002, were approximately ¥15,939 million and ¥16,015 million, respectively. Discount rates of 5.5% to 13.0% and expected long-term rates of return on plan assets of 5.5% to 10.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2003 and 2002.

Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees. The aggregated fair value of plan assets as of March 31, 2003 and 2002, was approximately ¥10,752 million and ¥10,614 million, respectively, and the projected benefit obligations as of March 31, 2003 and 2002, were approximately ¥24,227 million and ¥24,140 million, respectively. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2003 and 2002, were ¥3,886 million and ¥5,653 million, respectively.

Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowances plans. Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders’ approval.

In November 2001, the Company announced a reorganization plan to reduce operating costs primarily through personnel reductions and relocation to affiliates. A voluntary early retirement and relocation to affiliates program was established to encourage reduction of personnel, primarily the Company’s office personnel. Such program expired on February 28, 2002. In connection therewith, approximately 1,300 employees agreed to take early retirement and relocation to affiliates. During fiscal 2002, certain domestic subsidiaries also offered retirement incentive programs. As a result of these actions, the Company and certain subsidiaries charged the related cost of the early retirement program ¥23,712 million as special termination benefits in the consolidated statement of income for fiscal 2002. As of March 31, 2002, the remaining unpaid balance of accrued early termination benefits was ¥12,437 million, which was fully paid out in fiscal 2003. In connection with the early retirement program, the Company recorded a settlement loss of ¥6,419 million in accordance with SFAS No. 88 “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” for the year ended March 31, 2002 which is also included in special termination benefit.

Total expenses of all severance payment and pension plan premiums charged to income for the years ended March 31, 2003 and 2002 were ¥13,274 million and ¥42,779 million respectively, and included the additional severance payment under the retirement incentive programs in 2002.

Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2003 and 2002, was ¥11,773 million and ¥8,880 million, respectively, and the accrued postretirement benefit obligation at March 31, 2003 and 2002, was ¥4,291 million and ¥4,375 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 2003 and 2002 were not material.

12. Shareholders’ Equity

(1)	At March 31, 2003 and 2002, affiliated companies owned 1,970,064 and 1,581,432 shares, respectively, of the Company’s common stock.

(2)	The amount of unappropriated retained earnings posted in the consolidated financial statements differs from that of retained earnings available for dividends under Japan’s Commercial Code due to adjustments in conformity with the US GAAP.

A resolution was made for payment of a cash dividend totaling ¥2,978 million to shareholders for the term ended March 31, 2003 at the general meeting of shareholders held on June 26, 2003. In the consolidated statements of shareholders’ equity, said dividend amount will be posted for the term ending March 31, 2004.

(3)	The Company established a stock option plan in accordance with Article 210-2 of the Commercial Code upon a resolution made at the 129th general meeting of shareholders held on June 28, 1998.

The Company operates a stock option plan under which directors and certain employees have the right to purchase treasury shares at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all trading days for a month immediately preceding the month in which the date of grant of the stock option right falls, provided that the purchase price shall be equal to or exceeding the closing price of the Company share on the Tokyo Stock Exchange at the date of the grant.

On June 27, 2001, the shareholders authorized the acquisition of 1,100,000 shares of the Company’s common stock for a total consideration not exceeding ¥1,000 million during the period up to the close of the following general meeting of shareholders in June 2002. On June 26, 2002, the shareholders authorized the acquisition of 1,000,000 shares of the Company’s common stock for a total consideration not exceeding ¥5,000 million during the period up to close of the following general meeting of shareholders in June 2003.

Based on the resolutions of the shareholders’ meetings on June 26, 2002 and June 27, 2001, the Company acquired 950,000 and 1,100,000 shares of its common stock at the market under the plan during the years ended March 31, 2003 and 2002, respectively. The share purchase rights under the stock option plan became effective on each of the grant dates, and beneficiaries will be or were allowed to exercise their rights on August 1, 2003 and 2002.

The company uses the intrinsic value measurement prescribed by APB Opinion No.25 to account for stock options and no additional compensation cost was recorded as purchase prices were at least equal to the market price at the date of grant of rights in the years ended March 30, 2003 and 2002.

The following table summarizes information about purchases under the stock option plan for fiscal 2003 and 2002:

	Number of shares	Weighted average purchase price	Weighted average remaining life	Purchase price
		Yen		Low	High
Outstanding at March 31, 2001	3,370,000	¥763
Granted	1,100,000	¥559
Exercised	—	—
Canceled or expired	—	—

Outstanding at March 31, 2002	4,470,000	¥713
Granted	950,000	¥445
Exercised	—	—
Canceled or expired	(20,000)	¥559

Outstanding at March 31, 2003	5,400,000	¥666	3.17 years	¥445	¥820
[Exercisable at March 31, 2002]	3,370,000	¥763
[Exercisable at March 31, 2003]	4,450,000	¥713

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	At August 1, 2002	At August 1, 2001
Grant-date fair value	¥79	¥123
Expected life	6 years	6 years
Risk-free rate	0.58%	0.64%
Expected volatility	30.00%	30.00%
Expected dividend yield	1.54%	1.15%

On June 26, 2003, shareholders of the Company made a resolution for gratis issuance of share subscription rights under the stock option plan. Details are as follows:

Maximum number of share subscription rights: 1,280

Number of shares of the Company’s common stock:

1,000 shares for each subscription right

Maximum number of shares authorized to issue: 1,280,000

13. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2003 and 2002 is as follows:

	Millions of yen
	2003	2002
Foreign currency translation adjustments:
Balance, beginning of year	¥(10,344)	¥(29,340)
Adjustment for change of fiscal period of consolidated subsidiaries	—	9,444
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(6,585)	9,552

Balance, end of year	¥(16,929)	¥(10,344)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥3,055	¥7,249
Net decrease	(1,792)	(4,194)

Balance, end of year	¥1,263	¥3,055

Pension liability adjustments:
Balance, beginning of year	¥(10,927)	¥(7,113)
Adjustment for change of fiscal period of consolidated subsidiaries	—	3
Adjustment for the year	(4,551)	(3,817)

Balance, end of year	¥(15,478)	¥(10,927)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(177)	¥—
Cumulative effect of accounting change	—	(670)
Net increase (decrease)	(1,660)	493

Balance, end of year	¥(1,837)	¥(177)

Total accumulated comprehensive income (loss)
Balance, beginning of year	¥(18,393)	¥(29,204)
Adjustment for change of fiscal period of consolidated subsidiaries	—	9,447
Other comprehensive income (loss) for the year	(14,588)	1,364

Balance, end of year	¥(32,981)	¥(18,393)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2003:
Foreign currency translation adjustments	¥(6,585)	¥—	¥(6,585)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(1,683)	702	(981)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,885)	1,074	(811)

Net unrealized gains (losses)	(3,568)	1,776	(1,792)
Pension liability adjustments	(7,651)	3,100	(4,551)

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,931)	806	(1,125)
Net (gains) or losses reclassified into earnings	(918)	383	(535)

Net unrealized gains (losses)	(2,849)	1,189	(1,660)

Other comprehensive income (loss)	¥(20,653)	¥6,065	¥(14,588)

2002:
Foreign currency translation adjustments	¥9,552	¥—	¥9,552
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(6,159)	2,571	(3,588)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,183)	577	(606)

Net unrealized gains (losses)	(7,342)	3,148	(4,194)
Pension liability adjustments	(6,551)	2,734	(3,817)

Net unrealized holding gains (losses) on derivative instruments:
Cumulative effect of accounting change	(1,150)	480	(670)
Changes in fair value of derivatives	24	(10)	14
Net (gains) or losses reclassified into earnings	822	(343)	479

Net unrealized gains (losses)	(304)	127	(177)

Other comprehensive income (loss)	¥(4,645)	¥6,009	¥1,364

14. Income Taxes

Income (loss) before income taxes, minority interests and equity in earnings and income taxes for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen
	2003	2002
Income (loss) before income taxes:
Domestic	¥(810)	¥(26,553)
Foreign	13,715	(80,171)

	¥12,905	¥(106,724)

Income taxes:
Current—
Domestic	¥4,512	¥3,196
Foreign	2,169	718

	6,681	3,914

Deferred—
Domestic	1,636	(15,511)
Foreign	(2,349)	(10,333)

	(713)	(25,844)

Total	¥5,968	¥(21,930)

Total income taxes recognized for the years ended March 31, 2003 and 2002 were applicable to the following:

	Millions of yen
	2003	2002
Income (loss) before income taxes, minority interests and equity in earnings	¥5,968	¥(21,930)
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	(1,776)	(3,148)
Pension liability adjustments	(3,100)	(2,734)
Net unrealized holding gains (losses) on derivative instruments	(1,189)	(127)

Total income taxes	¥(97)	¥(27,939)

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2003 and 2002, are as follows:

	Millions of yen
	2003	2002
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥4,560	¥4,752
Accrued expenses	27,922	22,499
Property, plant and equipment	22,738	23,844
Inventories	10,688	6,555
Net operating loss carryforwards	46,607	58,143
Research and development expenses	3,866	4,502
Other	10,453	10,635

Total gross deferred tax assets	126,834	130,930

Less valuation allowance	(47,194)	(47,847)

Net deferred tax assets	¥79,640	¥83,083

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥1,442	¥3,090
Deferral of profit from installment sales	1,183	2,398
Property, plant and equipment	11,936	15,287
Other	4,484	7,409

Total deferred tax liabilities	¥19,045	¥28,184

The net change in the total valuation allowance for the years ended March 31, 2003 and 2002, was a decrease of ¥653 million and an increase of ¥27,871million, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.7%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction. In March 2003, Japanese government approved the Amendments to Local Tax Law, which reduce standard business tax rates as well as additionally levying business tax based on corporate size. It will be effective for the year beginning on and after April 1, 2004. Consequently, combined statutory tax rate will be lowered to approximately 40.5% effective for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004 and the effect of the tax rate change of ¥277 million was charged to income taxes.

The differences between the combined statutory tax rates and the effective tax rates for the years ended March 31, 2003 and 2002, are summarized as follows:

	2003	2002
Combined statutory tax rate	41.7%	(41.7)%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	23.2	13.3
Expenses not deductible for tax purposes	9.3	1.6
Realization of tax benefits on operating losses of subsidiaries	(4.2)	—
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(4.7)	3.9
Realization of tax benefit for allowance for investment in subsidiary	(20.3)	—
Effect of tax rate change	2.2	—
Other, net	(1.0)	2.3

Effective tax rate	46.2%	(20.6)%

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2003, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥58,223 million, because the Company currently does not expect those earnings to be distributed. The amount of unrecognized deferred tax liability associated with undistributed earnings was approximately ¥5,808 million. At March 31, 2003, the Company and certain subsidiaries had operating loss carryforwards aggregating approximately ¥124,304 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen
Within 5 years	¥39,523
6 to 20 years	68,621
Indefinite periods	16,160

Total	¥124,304

15. Rent Expenses

The companies lease office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under operating leases amounted to ¥12,944 million and ¥16,915 million, respectively, for the years ended March 31, 2003 and 2002. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2003, the future minimum lease payments under these leases are as follows:

	Millions of yen
Year ending	Capital leases	Operating lease commitments	Total
2004	¥16,052	¥1,737	¥17,789
2005	11,636	1,615	13,251
2006	7,860	1,257	9,117
2007	4,144	1,032	5,176
2008	2,148	893	3,041
Thereafter	2,317	2,840	5,157

Total minimum lease payments	¥44,157	¥9,374	¥53,531

Less: amounts representing interest	(3,083)

Present value of net minimum capital lease payments	¥41,074

16. Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

	Millions of yen
	2003	2002
Income (loss) before cumulative effect of change in accounting principle	¥3,274	¥(80,621)
Effect of dilutive securities:
1.8% Japanese yen convertible bonds, due 2004	—	—
Stock options	—	—

Diluted net income (loss)	¥3,274	¥(80,621)

	Number of shares
	2003	2002
Average common shares outstanding, less treasury stocks	973,306,865	954,530,062
Dilutive effect of:
1.8% Japanese yen convertible bonds, due 2004	—	—
Stock options	—	—

Diluted common shares outstanding	973,306,865	954,530,062

	Yen
	2003	2002
Income (loss) before cumulative effect of change in accounting principle per share:
Basic	¥3.36	¥(84.46)
Diluted	3.36	(84.46)

1.8% Japanese yen convertible bonds, due 2004 (28,260,914 shares assuming that the bonds are fully converted), and shares under the Company’s stock option scheme (5,400,000 shares and 4,470,000 shares for the years ended March 31, 2003 and 2002, respectively) were excluded from the above net diluted income (loss) per share calculations because the effect would have been antidilutive.

17. Commitments and Contingent Liabilities

At March 31, 2003, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥16,975 million (Note 3) and also as guarantors of indebtedness of others, including letters of awareness and keep-well agreements aggregating ¥21,500 million, including ¥3,117 million relating to affiliated companies. With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million as of March 31, 2003 relating to the credit risk of subsidiary’s outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2003, aggregated approximately ¥5,600 million.

The companies are involved in certain legal actions and claims arising in the ordinary course of their business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on the companies’ financial position.

The companies have business activities with customers, dealers and associates around the world and their trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on their trade receivables in excess of established allowances.

The companies also issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the year ended March 31, 2003 is summarized as follows:

Millions of yen
Balance at beginning of year	¥11,193
Addition	12,624
Utilization	(11,815)
Other	(208)

Balance at end of year	¥11,794

18. Derivative Financial Instruments

Risk Management Policy

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions for hedging pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts and investment securities.

The companies operate internationally which expose the companies to the foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the Euro). In order to reduce these risks, the companies execute forward exchange contracts and option contracts based on their projected cash flow in foreign currencies.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally cross-currency swap, interest rate swap and foreign exchange contracts are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2003, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies’ result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies’ foreign exchange risks associated with forecasted transactions and the companies’ interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedge forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately ¥549 million of existing loss included in accumulated other comprehensive income (loss) at March 31, 2003 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the year ended March 31, 2003 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments

The companies have entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing the Company and its group companies’ interest rate exposures for short-term and long-term debts. Forward contracts and option contracts not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

Notional principal amounts of derivative financial instruments outstanding at March 31, 2003 and 2002 are as follows:

	Millions of yen
	2003	2002
Forwards and options:
Sale of foreign currencies	¥31,262	¥28,870
Purchase of foreign currencies	37,770	27,328
Option contracts (purchased)	3,772	3,171
Option contracts (sold)	361	—
Interest swap, currency swap and interest rate cap agreement	245,973	308,477

19. The Fair Value of Financial Instruments

(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2)	Investment Securities

The fair values of investment securities available for sale are based on quoted market prices.

(3)	Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 3).

(4)	Long-Term Debt

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(5)	Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2003 and 2002, are summarized as follows:

	Millions of yen
	2003		2002
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥30,762	¥30,762	¥50,651	¥50,651
Long-term debt, including current portion	413,016	407,952	299,799	296,143
Derivatives:
Foreign exchange contracts
Assets	297	297	983	983
Liabilities	1,917	1,917	657	657
Interest rate swap, cross currency swap and cap agreements
Assets	536	536	786	786
Liabilities	4,242	4,242	10,872	10,872

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

20. Business Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

The companies operate on a worldwide basis principally with three operating segments: 1) Construction and mining equipment, 2) Electronics, 3) Others.

The following tables present certain information regarding the companies’ operating segments and geographic information at March 31, 2003 and 2002, and for the years then ended:

Operating segments:

	Millions of yen
	2003	2002
Net sales:
Construction and mining equipment—
Customers	¥767,840	¥731,340
Intersegment	6,620	7,018

Total	774,460	738,358
Electronics—
Customers	85,182	76,769
Intersegment	159	236

Total	85,341	77,005
Others—
Customers	236,782	227,782
Intersegment	37,754	37,191

Total	274,536	264,973
Elimination	(44,533)	(44,445)

Consolidated	¥1,089,804	¥1,035,891

Operating income (loss):
Construction and mining equipment	¥28,990	¥881
Electronics	(849)	(14,925)
Others	8,841	4,976

Total	36,982	(9,068)
Corporate expenses and elimination	(3,804)	(4,153)

Consolidated operating income	33,178	(13,221)

Identifiable assets:
Construction and mining equipment	¥853,644	¥879,732
Electronics	165,090	181,746
Others	219,687	231,287
Corporate assets and elimination	67,933	47,517

Consolidated	¥1,306,354	¥1,340,282

Depreciation and amortization:
Construction and mining equipment	¥46,137	¥36,442
Electronics	14,966	17,235
Others	7,719	6,217

Consolidated	¥68,822	¥59,894

Capital expenditures:
Construction and mining equipment	¥50,125	¥46,354
Electronics	10,474	18,927
Others	9,874	9,187

Consolidated	¥70,473	¥74,468

Consolidated adjustments of total of Operating Income (Loss) by Segment for Income (Loss) before Income Taxes

	Millions of yen
	2003	2002
Total of operating income (loss) by segment	¥36,982	¥(9,068)
Consolidation adjustments	(3,804)	(4,153)

Operating income (loss)	33,178	(13,221)
Interest and other income	13,436	34,278
Interest expenses	14,693	16,842
Other expenses	19,016	110,939

Income (loss) before income taxes	¥12,905	(106,724)

Notes:

1.	Major lines of Business included in segments

a. Construction & Mining Equipment

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, tunneling machines, recycling equipment, engine and equipment, and castings

b. Electronics

Electronic materials, communication equipment, control and information equipment, and temperature control equipment

c. Others

Metal forging and stamping presses, sheet-metal machines and machines tools, industrial vehicles, and logistics

2.	Transfers between segments are made at estimated arm’s-length prices.
3.	Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses.
4.	Identifiable assets are those assets used in the operations of each segment. Corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.
5.	Other expenses include impairment loss on long-lived assets in the electronics segment of ¥52,242 million for the years ended March 31, 2002.

Geographic information:

Net sales recognized by sales destination for the years ended March 31, 2003 and 2002 are as follows:

	Millions of yen
	2003	2002
Japan	¥458,000	¥478,187
Americas	251,371	262,341
Europe	145,455	128,029
Asia (excluding Japan) and Oceania	176,177	126,363
Middle East and Africa	58,801	40,971

Consolidated net sales	¥1,089,804	¥1,035,891

Net sales recognized by geographic origin and long-lived assets at March 31, 2003 and 2002, and for the years then ended are as follows:

	Millions of yen
	2003	2002
Net sales:
Japan	¥558,798	¥564,537
U.S.A.	257,027	266,701
Europe	132,165	108,191
Other	141,814	96,462

Total	¥1,089,804	¥1,035,891

Long-lived assets:
Japan	¥307,187	¥309,315
U.S.A.	103,504	115,812
Europe	12,857	13,913
Other	31,560	31,701

Total	¥455,108	¥470,741

Notes:

1.	No individual country within Europe or other areas had a material impact on net sales or long-lived assets.
2.	There were no sales to a single major external customer for the years ended March 31, 2003 and 2002.
3.	The above long-lived assets consist primarily of land, buildings and equipment.

The following information shows net sales and operating income (loss) recognized by geographic origin for the years ended March 31, 2003 and 2002. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen
	2003	2002
Net sales:
Japan—
Customers	¥558,798	¥564,537
Intersegment	161,037	125,525

Total	719,835	690,062

Americas—
Customers	257,351	267,111
Intersegment	10,661	17,070

Total	268,012	284,181

Europe—
Customers	132,165	108,191
Intersegment	10,240	9,682

Total	142,405	117,873

Others—
Customers	141,490	96,052
Intersegment	8,124	6,869

Total	149,614	102,921
Elimination	(190,062)	(159,146)

Consolidated	¥1,089,804	¥1,035,891

Operating income (loss):
Japan	¥25,748	¥130
Americas	(1,913)	(10,562)
Europe	2,793	3,077
Others	8,971	(354)
Corporate and elimination	(2,421)	(5,512)

Consolidated	¥33,178	¥(13,221)

Identifiable assets:
Japan	¥930,650	¥948,294
Americas	314,605	354,438
Europe	89,744	82,102
Others	122,253	106,626
Corporate assets and elimination	(150,898)	(151,178)

Consolidated	¥1,306,354	¥1,340,282

Overseas sales:
Americas	¥251,371	¥262,341
Europe	145,455	128,029
Others	234,978	167,334

Total	¥631,804	¥557,704

Notes:

1.	Transfers between segments are made at estimated arm’s-length prices.
2.	Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses.
3.	Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purpose.

21. Supplementary Information to Statements of Income

Research and development expenses, and advertising costs are charged to expense as incurred.

Research and development expenses charged to costs and expenses for the years ended March 31, 2003 and 2002, amounted to ¥39,027 million and ¥44,083 million, respectively.

Advertising expenses charged to costs and expenses as incurred for the years ended March 31, 2003 and 2002, amounted to ¥3,446 million and ¥5,119 million, respectively.

Exchange gains (losses) for the years ended March 31, 2003 and 2002 amounted to losses of ¥1,507 million and losses of ¥1,109 million, respectively.